UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

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☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material under §240.14a-12

GRAFTECH INTERNATIONAL LTD.
(Name of Registrant as Specified In Its Charter)

NATHAN MILIKOWSKY
DANIEL MILIKOWSKY
NM GTI INVESTMENTS LLC
DANIEL MILIKOWSKY FAMILY HOLDINGS, LLC
THE DANIEL AND SHARON MILIKOWSKY FAMILY FOUNDATION, INC.
THE REBECCA AND NATHAN MILIKOWSKY FAMILY FOUNDATION
KAREN FINERMAN
DAVID R. JARDINI
FRANK A. RIDDICK III
CARROLL R. WETZEL, JR
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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NATHAN MILIKOWSKY
DANIEL MILIKOWSKY
NM GTI INVESTMENTS LLC
DANIEL MILIKOWSKY FAMILY HOLDINGS, LLC
THE DANIEL AND SHARON MILIKOWSKY FAMILY FOUNDATION, INC.
THE REBECCA AND NATHAN MILIKOWSKY FAMILY FOUNDATION
KAREN FINERMAN
DAVID R. JARDINI
FRANK A. RIDDICK III
CARROLL R. WETZEL, JR.

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PRELIMINARY PROXY STATEMENT
2014 ANNUAL MEETING OF STOCKHOLDERS OF
GRAFTECH INTERNATIONAL LTD.

This proxy statement (“Proxy Statement”) and accompanying BLUE proxy card are being furnished to stockholders of GrafTech International Ltd., a Delaware corporation (the “Company”), by Nathan Milikowsky, Daniel Milikowsky, NM GTI Investments LLC, a Delaware limited liability company (“NM GTI”), The Daniel Milikowsky Family Holdings, LLC, a Connecticut limited liability company (“DM Family Holdings LLC”), The Daniel and Sharon Milikowsky Family Foundation, Inc., a Connecticut corporation, (“DSM Foundation”) and The Rebecca and Nathan Milikowsky Family Foundation, a Massachusetts charitable trust (“RNM Foundation”), in connection with the solicitation of proxies from you, the holders (the “Stockholders”) of common stock, par value $0.01 per share, of the Company (the “Common Stock”), in connection with the 2014 annual meeting of Stockholders, including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meeting of Stockholders held in lieu thereof (the “2014 Annual Meeting”). Unless the context requires otherwise, we use the terms “Save GrafTech,” “we,” “our” or “us” through this Proxy Statement to refer to Nathan Milikowsky, Daniel Milikowsky, NM GTI, DM Family Holdings LLC, DSM Foundation and RNM Foundation collectively. The 2014 Annual Meeting is scheduled to be held at the Company’s corporate headquarters located at 12900 Snow Road, Parma, Ohio 44130 on May 15, 2014 at 10:00 a.m. eastern daylight time.

THIS SOLICITATION IS BEING MADE BY SAVE GRAFTECH AND NOT ON
BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY (THE “BOARD”).

This Proxy Statement is dated [_______], 2014 and this Proxy Statement and the accompanying BLUE proxy card are first being sent or given to the Stockholders on or about [_______], 2014.

PLEASE MARK, SIGN, DATE AND RETURN THE ENCLOSED BLUE PROXY CARD TODAY

We intend to vote all solicited proxies at the 2014 Annual Meeting in order to take the following actions:

1.	Vote “FOR” the election of Nathan Milikowsky, Karen Finerman, David R. Jardini, Frank A. Riddick III and Carroll R. Wetzel, Jr. (each, a “Nominee” and, collectively, the “Nominees”) to serve as directors on the Board until the 2015 annual meeting of Stockholders or until their respective successors are duly elected and qualified;

2.	Vote “FOR” the Company’s proposal for the Stockholders to approve, on an advisory basis, the compensation of the Company’s named executive officers as disclosed in the Company’s proxy statement;

3.	Vote “FOR” the Company’s proposal for the Stockholders to approve the material terms of the performance goals under the amended Executive Incentive Compensation Plan, as defined and included in the Company’s proxy statement;

4.	Vote “FOR” the Company’s proposal to ratify the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2014, as discussed in the Company’s proxy statement; and

5.	Vote “FOR” Save GrafTech’s proposal to adopt a resolution to repeal any provision of the Amended and Restated Bylaws (as amended as of September 30, 2012) of the Company (the “Bylaws”) as of the date of effectiveness of the resolution that was not included in the Bylaws as amended effective September 30, 2012 (which is the date of the last publicly disclosed amendment to the Bylaws) and that is inconsistent with or disadvantageous to Nathan Milikowsky, as the nominating stockholder, or to the election of the Nominees.

THE PARTICIPANTS URGE YOU TO VOTE THE BLUE PROXY CARD “FOR” NATHAN MILIKOWSKY, KAREN FINERMAN, DAVID R. JARDINI, FRANK A. RIDDICK III AND CARROLL R. WETZEL, JR. AS DIRECTORS AND “FOR” SAVE GRAFTECH’s PROPOSAL to ADOPT A RESOLUTION TO repeal any PROVISION OF THE BYLAWS THAT IS INCONSISTENT WITH OR

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DISADVANTAGEOUS TO NATHAN MILIKOWSKY, as the nominating stockholder, OR TO the election of the Nominees.

The principal executive offices of the Company are located at 12900 Snow Road, Parma, OH 44130. The Company has set the close of business on March 28, 2014 as the record date (the “Record Date”) for determining the Stockholders entitled to vote at the 2014 Annual Meeting.

According to the Company’s public filings, as of January 31, 2014 there were 135,599,952 shares of Common Stock issued and outstanding and expected to be entitled to vote on all matters presented at the 2014 Annual Meeting. As of February 19, 2014, Nathan Milikowsky is the direct record owner of 3,288 shares of Common Stock and beneficially owns 6,502,7211 shares of Common Stock. Of the 6,502,721 shares of Common Stock, NM GTI, which is controlled by Nathan Milikowsky, beneficially owns 6,239,204 shares of Common Stock and RNM Foundation, of which Nathan Milikowsky is the Trustee, beneficially owns 87,360 shares of Common Stock. Nathan Milikowsky beneficially owns the shares of Common Stock owned by each of NM GTI and RNM Foundation. Daniel Milikowsky beneficially owns 8,757,741 shares of Common Stock. Of the 8,757,741 shares of Common Stock, DM Family Holdings LLC, which is controlled by Daniel Milikowsky, beneficially owns 4,941,023 shares of Common Stock and DSM Foundation, of which Daniel Milikowsky is the Trustee, beneficially owns 1,257,360 shares of Common Stock. Daniel Milikowsky beneficially owns the shares of Common Stock owned by DM Family Holdings LLC and DSM Foundation. Each of Nathan Milikowsky and Daniel Milikowsky by virtue of being considered a “group” under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), are deemed to beneficially own the shares owned by the other member of such “group.” Collectively, Save GrafTech beneficially owns 15,260,462, or approximately 11.2% of the issued and outstanding shares of Common Stock as of January 31, 2014.

Karen Finerman, a Nominee, beneficially owns 22,500 shares of Common Stock. Ms. Finerman is also the Chief Executive Officer of Metropolitan Capital Advisors, LP, a New York-based hedge fund that is affiliated with MCA LP, MCA Ltd., and MCA Select Fund, which beneficially own 90,800, 43,677 and 114,100 shares of Common Stock, respectively.

Frank A. Riddick III, a Nominee, beneficially owns 19,320 shares of Common Stock.

David R. Jardini is the Trustee of the David R. Jardini 2010 Qualified Annuity Trust Agreement, which beneficially owns 62,500 shares of Common Stock. Mr. Jardini’s wife, children and heirs are the beneficiaries of the David R. Jardini 2010 Qualified Annuity Trust Agreement.

Save GrafTech intends to vote all of the shares of Common Stock that are beneficially owned by Save GrafTech at the 2014 Annual Meeting “FOR” the election of the Nominees, “FOR” the Company’s proposal for the Stockholders to approve, on an advisory basis, the compensation of the Company’s named executive officers as disclosed in the Company’s proxy statement, “FOR” the Company’s proposal for the Stockholders to approve the material terms of the amended Executive Incentive Compensation Plan, as defined and included in the Company’s proxy statement, “FOR” the Company’s proposal to ratify the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2014 and “FOR” Save GrafTech’s proposal to adopt a resolution to repeal any bylaw or amendment to the Bylaws that is inconsistent with or disadvantageous to Nathan Milikowsky, as the nominating stockholder, or to the election of the Nominees, and in our discretion with respect to such other business as may properly come before the 2014 Annual Meeting.

We are soliciting your vote because we believe that our Nominees would contribute significantly to the Board and provide important guidance to senior management. After study and analysis, we believe that the Company has consistently underperformed as a result of factors including, but not limited to, poor oversight by the current Board. As a result, we have identified, and are submitting for election at the Company’s 2014 Annual Meeting, a slate of five independent, highly qualified nominees to join the Board. We believe that our proposed

[1]	The shares of Common Stock beneficially owned include 5,000 stock options which allow Nathan Milikowsky to acquire 5,000 shares of Common Stock of the Company at a price of $19.89. All of such stock options have vested and may be exercised by Nathan Milikowsky.
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Nominees possess the expertise, experience and commitment needed to maximize shareholder value. Each of our Nominees was selected after careful deliberation for what we believe to be his or her ability to improve Company performance and work constructively with the management team. We believe our Nominees will, consistent with the best interests of the Company, work diligently to deliver value to all Stockholders. We urge all Stockholders to support us in this effort by voting “FOR” our Nominees.

This proxy solicitation is being made by Save GrafTech and not on behalf of the Board or the Company’s management.

WHETHER OR NOT YOU INTEND TO ATTEND THE 2014 ANNUAL MEETING, YOUR PROMPT ACTION IS IMPORTANT. MAKE YOUR VIEWS CLEAR TO THE COMPANY BY MARKING, SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD TODAY.

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY SHARES OF COMMON STOCK YOU OWN.

IMPORTANT VOTING INFORMATION

If your shares of Common Stock are held in your own name, please authorize a proxy to vote by marking, signing, dating and returning the enclosed BLUE proxy card in the postage-paid envelope provided to you by us or follow the instructions located on the BLUE proxy card to vote by telephone or Internet.

If you hold your shares of Common Stock in “street name” with a bank, brokerage firm, dealer, trust company or other nominee, only they can exercise your right to vote with respect to your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your bank, brokerage firm, dealer, trust company or other nominee to ensure that a BLUE proxy card is submitted on your behalf. Please follow the instructions to authorize a proxy to vote on the enclosed BLUE proxy card provided to you by us. If your bank, brokerage firm, dealer, trust company or other nominee provides for voting instructions to be delivered to them by Internet or telephone, instructions will be included with the enclosed BLUE proxy card. We urge you to confirm in writing your instructions to the person responsible for your account and to provide a copy of those instructions to us, c/o D.F. King & Co., Inc. 48 Wall Street, 22nd Floor, New York, New York 10005 or by email at savegraftech@dfking.com, so that we may be aware of all instructions given and can attempt to ensure that such instructions are followed.

PLEASE DO NOT RETURN ANY WHITE PROXY CARD YOU MAY RECEIVE FROM THE COMPANY OR OTHERWISE AUTHORIZE ANY OTHER PROXY TO VOTE YOUR SHARES OF COMMON STOCK AT THE 2014 ANNUAL MEETING, NOT EVEN AS A SIGN OF PROTEST. IF YOU HAVE ALREADY RETURNED A WHITE PROXY CARD TO THE COMPANY OR OTHERWISE AUTHORIZED ANY OTHER PROXY TO VOTE YOUR SHARES OF COMMON STOCK AT THE 2014 ANNUAL MEETING, IT IS NOT TOO LATE TO CHANGE YOUR VOTE. TO REVOKE YOUR PRIOR PROXY AND CHANGE YOUR VOTE, SIMPLY MARK, SIGN, DATE AND RETURN THE ENCLOSED BLUE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED OR FOLLOW THE INSTRUCTIONS LOCATED ON THE BLUE PROXY CARD TO VOTE BY TELEPHONE OR INTERNET. ONLY YOUR LATEST DATED PROXY WILL BE COUNTED.

Only the Stockholders of record on the Record Date are entitled to vote at the 2014 Annual Meeting.

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D.F. King & Co., Inc. is assisting Save GrafTech with its effort to solicit proxies. If you have any questions or require assistance in authorizing a proxy or voting your shares of Common Stock, please contact:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, New York 10005
Banks and Brokers Call Collect: (212) 269-5550
All Others Call Toll-Free: (800) 628-8532
E-mail: savegraftech@dfking.com

It is important that your shares of Common Stock be represented and voted at the 2014 Annual Meeting. Accordingly, regardless of whether you plan to attend the 2014 Annual Meeting in person, please mark, sign, date and return the BLUE proxy card that has been provided to you by us (and NOT the WHITE proxy card that has been provided to you by the Company or any other proxy card or form that has been provided to you) and vote “FOR” the election of our Nominees and “FOR” Save GrafTech’s proposal to adopt a resolution to repeal any bylaw or amendment to the Bylaws that is inconsistent with or disadvantageous to Nathan Milikowsky, as the nominating stockholder, or to the election of the Nominees.

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QUESTIONS AND ANSWERS RELATING TO THIS PROXY STATEMENT

The following are some of the questions you may have as a Stockholder, as well as the answers to those questions. The following is not a substitute for the information contained elsewhere in this Proxy Statement, and the information contained below is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this Proxy Statement. We urge you to read this Proxy Statement carefully and in its entirety.

Who is making this solicitation?

Save GrafTech’s members are Nathan Milikowsky and Daniel Milikowsky and each of their respective affiliates, including NM GTI, a Delaware limited liability company, DM Family Holdings LLC, a Connecticut limited liability corporation, DSM Foundation, a Connecticut corporation and RNM Foundation, a Massachusetts charitable trust. The principal business of Nathan Milikowsky is managing his investments. The principal business of Daniel Milikowsky is steel trading. The principal business of each of NM GTI and DM Family Holdings LLC is the management of investments. The principal business of each of DSM Foundation and RNM Foundation is charitable work.

Save GrafTech is making this solicitation for election of the Nominees and to adopt a resolution to repeal any provision of the Bylaws that is inconsistent with or disadvantageous to Nathan Milikowsky, as the nominating stockholder, or to the election of the Nominees at the 2014 Annual Meeting. For more information regarding Save GrafTech and the other participants in the solicitation, please see Annex A attached to this Proxy Statement.

What are we asking you to vote for?

We are asking you to vote on the following actions on the BLUE proxy card at the 2014 Annual Meeting:

1.	Vote “FOR” the election of Nathan Milikowsky, Karen Finerman, David R. Jardini, Frank A. Riddick III and Carroll R. Wetzel, Jr. to serve as directors on the Board until the 2015 annual meeting of Stockholders or until their respective successors are duly elected and qualified;

2.	Vote “FOR” the Company’s proposal for the Stockholders to approve, on an advisory basis, the compensation of the Company’s named executive officers as disclosed in the Company’s proxy statement;

3.	Vote “FOR” the Company’s proposal for the Stockholders to approve the material terms of the performance goals under the amended Executive Incentive Compensation Plan, as defined and included in the Company’s proxy statement;

4.	Vote “FOR” the Company’s proposal to ratify the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2014, as discussed in the Company’s proxy statement; and

5.	Vote “FOR” Save GrafTech’s proposal to adopt a resolution to repeal any provision of the Bylaws as of the date of effectiveness of the resolution that was not included in the Bylaws as amended effective September 30, 2012 (which is the date of the last publicly disclosed amendment to the Bylaws) and that is inconsistent with or disadvantageous to Nathan Milikowsky, as the nominating stockholder, or to the election of the Nominees.

Please see the sections entitled “Proposal No. 1: Election of Directors,” “Proposal No. 2: Non-Binding Advisory Vote on Executive Compensation,” “Proposal No. 3: Approval of Executive Incentive Compensation Plan,” “Proposal No. 4: Ratification of Independent Registered Accounting Firm” and “Proposal No. 5: Save GrafTech’s Proposal to Adopt a Resolution to Repeal Certain Provisions of or Amendments to the Bylaws Adopted Since September 30, 2012” for a more complete description.

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Why are we soliciting your vote?

After study and analysis, we believe that the Company has consistently underperformed as a result of factors including, but not limited to, poor oversight by the current Board. As a result, we have identified, and are submitting for election at the 2014 Annual Meeting, a slate of five independent, highly qualified nominees to join the Board. We believe that our proposed Nominees possess the expertise, experience and commitment needed to maximize stockholder value. Each of our Nominees was selected after careful deliberation for what we believe to be his or her ability to improve Company performance, and work constructively with the management team. We believe our Nominees will, consistent with the best interests of the Company, work diligently to deliver value to all Stockholders. We urge all Stockholders to support us in this effort by voting “FOR” our Nominees.

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Who are the Nominees?

We are proposing that Nathan Milikowsky, Karen Finerman, David R. Jardini, Frank A. Riddick III and Carroll R. Wetzel, Jr. be elected as directors of the Company to serve on the Board until the 2015 annual meeting of Stockholders or until their respective successors are duly elected and qualified.

Set forth below are the names, ages, business addresses and business experience for the past ten years and certain other information for Nathan Milikowsky, Karen Finerman, David R. Jardini, Frank A. Riddick III and Carroll R. Wetzel, Jr., the individuals nominated by Save GrafTech as the Nominees, to stand for election at the 2014 Annual Meeting. This information has been furnished to Save GrafTech by the Nominees. In addition, the table below sets forth a brief discussion of the specific experience, qualifications, attributes or skills that led to the conclusion that the Nominee should serve as a director for the Company as of the date hereof, in light of the Company’s business and structure.

Nominees

Name and Age	Business Address	Principal Occupation or Employment and Public Company Directorships, in Each Case During the Last Ten Years

Nathan Milikowsky (72)	c/o Jordanmill Ventures LLC 822 Boylston Street, Suite 106 Chestnut Hill, MA 02467	Mr. Milikowsky served on the Board from 2010 to 2013, after previously serving as Chief Executive Officer of C/G Electrodes LLC (“C/G”), a graphite electrode manufacturer, from 2003 to 2006 and as the Chairman of C/G from 2003 until C/G’s acquisition by the Company in 2010. As the Chief Executive Officer and Chairman of C/G, Mr. Milikowsky oversaw the company’s growth into a leading producer of graphite electrodes. In 2005, Mr. Milikowsky acquired C/G’s main supplier, Seadrift Coke L.P. (“Seadrift”) where Mr. Milikowsky served as President from 2005 until it was acquired by the Company in 2010. Mr. Milikowsky serves as the Chairman of PS Investments LLC, a limited liability company whose primary business is managing investments and Premia Spine, Ltd., a company primarily engaged in the production of a medical device designed to treat spinal stenosis. Further, Mr. Milikowsky has served as the Managing Member of Jordanmill Ventures, LLC, a personal business venture, since 2010. Save GrafTech believes that the attributes, skills and qualifications that Mr. Milikowsky has obtained through his experience in manufacturing in general, and in the graphite industry in particular, will allow Mr. Milikowsky to provide the Board and the Company with industry knowledge, executive experience and valuable insight regarding the operational and financial aspects of the Company’s business.

Karen Finerman (49)	Metropolitan Capital Advisors, LP, 654 Madison Avenue - Suite 801 New York, NY 10065	Ms. Finerman is the Chief Executive Officer of Metropolitan Capital Advisors, LP, a New York-based hedge fund that she co-founded in 1992. She has also appeared regularly as a panelist on CNBC’s “Fast Money”, a television program that discusses investment strategies, since 2007. In 2013, she published “Finerman’s Rules: Secrets I’d Only Tell My Daughters About Business and Life.” Save GrafTech believes that the attributes, skills and qualifications that Ms. Finerman has obtained through her extensive financial experience will provide the Board and the Company with valuable perspective and judgment.

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Name and Age	Business Address	Principal Occupation or Employment and Public Company Directorships, in Each Case During the Last Ten Years

David R. Jardini (50)	P.O. Box 500 201 Ryan Lane Meadow Lands, PA 15347	Since April 2013, Mr. Jardini has served as the Chairman of Black Diamond Investments LP, a diversified family investment partnership that is focused on the manufacturing and real estate industries. Mr. Jardini has served as Chairman of West Salisbury Foundry and Machine Co., Inc., a foundry, since 2012, as President of American Gas Lamp Works LLC, a manufacturing business, since 2012 and as Managing Member of JCG Development, a real estate development business, since 2010. Further, Mr. Jardini has been a member of the Board of Directors of Robroy Industries, Inc., a manufacturer of electrical and oil field products, since August 2011. Before serving in such roles, Mr. Jardini was the co-founder and President of C/G, one of the world’s leading producers of graphite electrodes, from May 2003 until it was acquired by the Company in 2010. Mr. Jardini has not served as a director or officer of the Company or any of its subsidiaries following such acquisition. Save GrafTech believes that the attributes, skills and qualifications that Mr. Jardini has obtained through his industry experience, with a particular focus on executive management, operations and planning, will allow Mr. Jardini to provide the Board and the Company with valuable management experience and key industry insight.

Frank A. Riddick III (57)	6750 West Loop South Suite 520 Bellaire, Texas 77101

Mr. Riddick served on the Board and as a member of the Board’s audit committee from September 2004 until May 2010. Mr. Riddick has not served as a director or officer of the Company or any of its subsidiaries since May 2010. Mr. Riddick has served as the Chief Executive Officer of Shale-Inland Holdings, LLC, a supplier of pipe, valves and related products, since September 2013. Mr. Riddick served as Shale-Inland Holdings, LLC’s Executive Chairman from February 2013 to September 2013 and as Chairman and Lead Director from 2012 to 2013. Mr. Riddick has served as a member of the Board of Directors and Compensation Committee of GeekNet, Inc. since 2010 and of World Wrestling Entertainment, Inc. since 2008. Mr. Riddick currently serves as the Chairman of the Audit Committee of each of GeekNet, Inc. and World Wrestling Entertainment, Inc. Additionally, Mr. Riddick sits on the Governance and Nominating Committee of World Wrestling Entertainment, Inc. Mr. Riddick also currently serves as a member of the Management Advisory Board of TowerBrook Capital Partners, L.P., a private equity firm, where he also served as a consultant from May 2008 to August 2009. Mr. Riddick served on the Board from 2004 to 2010. During his tenure as a member of the Board, Mr. Riddick was a member of the Audit Committee. From August 2009 to February 2013, Mr. Riddick served as Chief Executive Officer of JMC Steel Group, Inc., an independent pipe and tube manufacturer. Prior to such time, Mr. Riddick served as the Chief Executive Officer of Formica Corporation, a designer and manufacturer of surfacing materials, from January 2002 to April 2008. Save GrafTech believes that the attributes, skills and qualifications that Mr. Riddick has obtained through his experience serving on public company boards, and his experience as an executive in the manufacturing

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Name and Age	Business Address	Principal Occupation or Employment and Public Company Directorships, in Each Case During the Last Ten Years

and steel industries, will provide the Board and the Company with valuable management experience, public company board experience and insight regarding operational and financial aspects of the Company’s business.

Carroll R. Wetzel, Jr. (70)	1248 Greacen Point Road Mamaroneck, NY 10543	Mr. Wetzel has served as a member of the Board of Directors of PHH Corporation, a provider of outsourcing solutions for the mortgage and fleet leasing industries, since 2010. As a member of the PHH Corporation Board of Directors, Mr. Wetzel has served as Chairman of the Governance Committee since 2010 and as a member of the Finance and Risk Committee and the Compensation Committee since 2010 and 2013, respectively. From 2010 to 2013, Mr. Wetzel served on the Audit Committee of PHH Corporation. Mr. Wetzel also has been a member of the Board of Directors of Exide Technologies, Inc., a producer and distributor of lead-acid batteries, since 2005. As a member of the Board of Directors of Exide Technologies, Inc., Mr. Wetzel has served as Chairman of the Organization and Compensation Committee since 2011 and as a member of the Finance and Restructuring Committee since 2005. Mr. Wetzel previously served as Chairman of the Governance Committee and as a member of the Audit Committee of Exide Technologies, Inc. Additionally, Mr. Wetzel served as a member of the Board of Directors of Brink’s Home Security Holdings, Inc., a provider of home monitoring services, from 2008 to 2010 and as a member of the Board of Directors of the Brink’s Company, a provider of armored car services, in 2008. Prior to 2008, Mr. Wetzel served as a member of the Board of Directors of Laidlaw International, Inc., a provider of intercity and contract school bus services, from 2003 to 2007, and as the non-Executive Chairman of Safety Components International, Inc., a provider of technological fabric solutions, from May 2000 to August 2005. Save GrafTech believes that the attributes, skills and qualifications that Mr. Wetzel has obtained from more than a decade of board experience will provide the Board and the Company with valuable judgment, wisdom and experience.

The Board currently consists of seven directors and all seven directors are up for election at the 2014 Annual Meeting. On March 21, 2014, the Company announced that it will expand the Board to consist of nine directors effective upon the election of directors at the 2014 Annual Meeting. Save GrafTech, and the other participants hereunder, through this Proxy Statement, are soliciting proxies to elect Nathan Milikowsky, Karen Finerman, David R. Jardini, Frank A. Riddick III and Carroll R. Wetzel, Jr. to serve as directors on the Board.

If elected, the Nominees would be a majority of the directors and would alone be able to adopt resolutions or otherwise cause the Board to act. Save GrafTech, and the other participants hereunder, expect the Nominees to be able to actively engage other members of the Board in full discussion of the issues facing the Company and resolve them together. By utilizing their respective experiences and working constructively with other Board members and management, Save GrafTech believes the Nominees can effect positive change at the Company.

The corporate governance guidelines of the Company, which are available on the Company’s website at http://www.graftech.com/getdoc/6b8a3b4d-967c-4bdd-ab04-ea0011de0c91/graftech-international-ltd-corp-gov-guide.aspx, provide that determinations of independence shall be made in accordance with the criteria for

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independence required by the NYSE. Based on the information furnished by the Nominees, Save GrafTech believes that all of the Nominees are independent under such standards and Save GrafTech has no knowledge of any facts that would prevent the determination that each of the Nominees is independent under such standards.

Who can vote at the 2014 Annual Meeting?

Holders of record of shares of Common Stock at the close of business on the Record Date will be entitled to vote at the 2014 Annual Meeting. Stockholders as of the Record Date are entitled to one vote at the 2014 Annual Meeting for each share of Common Stock held on the Record Date. The Company’s proxy statement states that there were [          ] shares of Common Stock issued and outstanding as of the Record Date.

How do proxies work?

Save GrafTech is asking you to appoint Nathan Milikowsky, Jordan Kovler and Edward McCarthy as your proxy holders to vote your shares of Common Stock at the 2014 Annual Meeting. You can make this appointment by voting the enclosed BLUE proxy card or by using one of the voting methods described below. Giving us your proxy means you authorize the proxy holders to vote your shares at the 2014 Annual Meeting, according to the directions you provide. You may vote for all, some or none of our director candidates. Whether or not you are able to attend the 2014 Annual Meeting, you are urged to mark, sign and date the enclosed BLUE proxy card and return it in the enclosed postage-paid envelope or follow the instructions located on the BLUE proxy card to vote by telephone or Internet. All valid proxies received prior to the meeting will be voted. If you specify a choice with respect to any item by marking the appropriate box on the proxy, your shares of Common Stock will be voted in accordance with that specification. IF NO SPECIFICATION IS MADE, BUT YOU SIGN AND RETURN THE ENCLOSED BLUE PROXY CARD, YOUR SHARES OF COMMON STOCK WILL BE VOTED (I) “FOR” NATHAN MILIKOWSKY FOR DIRECTOR; (II) “FOR” KAREN FINERMAN FOR DIRECTOR; (III) “FOR” DAVID R. JARDINI FOR DIRECTOR; (IV) “FOR” FRANK A. RIDDICK III FOR DIRECTOR; (V) “FOR” CARROLL R. WETZEL, JR. FOR DIRECTOR; (VI) “FOR” THE COMPANY’S PROPOSAL FOR THE STOCKHOLDERS TO APPROVE, ON AN ADVISORY BASIS, THE COMPENSATION OF THE COMPANY’S NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THE COMPANY’S PROXY STATEMENT; (VII) “FOR” THE COMPANY’S PROPOSAL FOR THE STOCKHOLDERS TO APPROVE THE MATERIAL TERMS OF THE PERFORMANCE GOALS UNDER THE AMENDED EXECUTIVE INCENTIVE COMPENSATION PLAN, AS DEFINED AND INCLUDED IN THE COMPANY’S PROXY STATEMENT; (VIII) “FOR” THE COMPANY’S PROPOSAL TO RATIFY PRICEWATERHOUSECOOPERS LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2014; AND (IX) “FOR” SAVE GRAFTECH’S PROPOSAL TO ADOPT A RESOLUTION TO REPEAL ANY BYLAW OR AMENDMENT TO THE BYLAWS THAT IS INCONSISTENT WITH OR DISADVANTAGEOUS TO NATHAN MILIKOWSKY, AS THE NOMINATING STOCKHOLDER, OR TO THE ELECTION OF THE NOMINEES AND (VII) IN THE PROXY HOLDER’S DISCRETION AS TO OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE 2014 ANNUAL MEETING.

We do not know of any other matters to be presented for approval by the Stockholders at the 2014 Annual Meeting. Unless you indicate otherwise on the BLUE proxy card or through the telephone or Internet voting procedures, your appointment also authorizes your proxy holders to vote your shares of Common Stock in their discretion on any matters not known by Save GrafTech at the time this Proxy Statement was printed and that, under the Bylaws, may be properly presented for action by the Stockholders at the 2014 Annual Meeting.

What do I need to attend the 2014 Annual Meeting?

The 2014 Annual Meeting will be held at the Company’s corporate headquarters located at 12900 Snow Road, Parma, Ohio, 44130 on May 15, 2014 at 10:00 a.m., eastern daylight time. You should be prepared to present valid government-issued photo identification, such as a driver’s license or passport, for admittance. In addition, if you are a Stockholder of record, your name will be verified against the list of Stockholders of record prior to admittance to the 2014 Annual Meeting. If you are a beneficial owner, you must provide proof of beneficial ownership on the Record Date, such as your account statement showing that you owned your shares of Common Stock as of March 28, 2014, a copy of the voting instruction form provided by your bank, brokerage firm, dealer, trust company or other nominee, or other similar evidence of ownership. If you do not provide valid government-

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issued photo identification and comply with the other procedures outlined above, you will not be admitted to the 2014 Annual Meeting. You do not need to attend the 2014 Annual Meeting to vote. Even if you plan to attend the 2014 Annual Meeting, please submit your vote in advance as instructed in this Proxy Statement.

What is the quorum requirement for the 2014 Annual Meeting?

A majority of the issued and outstanding shares of Common Stock, present at the commencement of such meeting, in person or represented by proxy, will constitute a quorum at the 2014 Annual Meeting. Abstentions and broker non-votes will be counted as shares present for purposes of determining whether a quorum exists for the transaction of business.

What is the effect of an “ABSTAIN” vote?

Abstentions are considered to be present and entitled to vote with respect to each relevant proposal, but will not be considered a vote cast with respect to that proposal. Therefore, an abstention will effectively be a vote against each of the proposals, except for the election of directors.

What is a broker non-vote?

A “broker non-vote” occurs when a beneficial owner of shares held by a bank, brokerage firm, dealer, trust company or other nominee fails to provide the record holder with voting instructions on any “non-routine” matters brought to a vote at a stockholder meeting.

Under the rules of the New York Stock Exchange, “non-routine” matters include (x) the election of directors and (y) Save GrafTech’s proposal to adopt a resolution to repeal any provision of the Bylaws as of the date of effectiveness of the resolution that was not included in the Bylaws as amended effective September 30, 2012 (which is the date of the last publicly disclosed amendment to the Bylaws) and that is inconsistent with or disadvantageous to Nathan Milikowsky, as the nominating stockholder, or to the election of the Nominees described in this Proxy Statement. As such, a broker may not vote your shares with respect to such matters without your instructions. Given the contested nature of the election, the rules of the New York Stock Exchange do not permit broker discretionary authority to vote on any proposals to be voted on at the meeting, whether routine or not.

If your shares are held of record by a bank, brokerage firm, dealer, trust company or other nominee, we urge you to give instructions to your bank, brokerage firm, dealer, trust company or other nominee as to how you wish your shares to be voted so you may participate in the Stockholder voting on these important matters.

What vote is required to elect the Nominees?

According to the Bylaws, for the election of directors at the 2014 Annual Meeting, the nine nominees receiving the highest number of “FOR” votes will be elected. Abstentions will be counted as present for purposes of this vote but are not counted as votes cast. Broker non-votes will not be counted as present and are not entitled to vote on the proposal.

What vote is required to approve the other proposals described in this Proxy Statement?

Save GrafTech’s proposal to adopt a resolution to repeal any provision of the Bylaws as of the date of effectiveness of the resolution that was not included in the Bylaws as amended effective September 30, 2012 (which is the date of the last publicly disclosed amendment to the Bylaws) and that is inconsistent with or disadvantageous to Nathan Milikowsky, as the nominating stockholder, or to the election of the Nominees requires the affirmative vote of holders of at least 67% of the voting power of all shares of capital stock of the Company then outstanding entitled to vote generally for the election of directors. If other matters are properly brought before the 2014 Annual Meeting, the vote required will be determined in accordance with applicable law, the NYSE Rules and the Company’s Amended and Restated Certificate of Incorporation and Bylaws, as applicable.

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What should I do in order to vote for the Nominees and the other proposals?

If your shares of Common Stock are held of record in your own name, please authorize a proxy to vote by marking, signing, dating and returning the enclosed BLUE proxy card in the postage-paid envelope provided to you by us or follow the instruction on the BLUE proxy card to vote by telephone or Internet.

If you hold your shares of Common Stock in “street name” with a bank, brokerage firm, dealer, trust company or other nominee, only they can exercise your right to vote with respect to your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your bank, brokerage firm, dealer, trust company or other nominee to ensure that a BLUE proxy card is submitted on your behalf. Please follow the instructions to authorize a proxy to vote provided on the enclosed BLUE proxy card. If your bank, brokerage firm, dealer, trust company or other nominee provides for voting instructions to be delivered to them by Internet or telephone, instructions will be included on the enclosed BLUE proxy card. We urge you to confirm your instructions in writing to the person responsible for your account and provide a copy of those instructions to us, c/o D.F. King & Co., Inc. 48 Wall Street, 22nd Floor, New York, New York 10005 or by email at savegraftech@dfking.com so that we may be aware of all instructions given and can attempt to ensure that such instructions are followed.

YOUR VOTE IS VERY IMPORTANT. If you do not plan to attend the 2014 Annual Meeting, we encourage you to read this Proxy Statement and mark, sign, date and return your BLUE proxy card in the enclosed postage-paid envelope provided, or follow the instructions located on your BLUE proxy card to vote by telephone or Internet prior to the 2014 Annual Meeting so that your shares of Common Stock will be represented and voted in accordance with your instructions. Even if you plan to attend the 2014 Annual Meeting in person, we recommend that you authorize a proxy to vote your shares of Common Stock in advance as described above so that your vote will be counted if you later decide not to attend the 2014 Annual Meeting. To ensure that your vote is counted, please remember to submit your vote so that it is received by us no later than [11:59 p.m.] Eastern Time on May 14, 2014, the day prior to the Annual Meeting.

What does it mean if I receive more than one BLUE proxy card at or about the same time?

It generally means you hold shares registered in more than one account. In order to vote all of your shares, please mark, sign, date and return each BLUE proxy card or, if you vote via the Internet or telephone, vote once for each BLUE proxy card you receive.

What is the deadline for submitting proxies?

(a) Internet: Votes submitted electronically via the Internet must be received by [11:59 p.m.] Eastern Time on May 14, 2014.

(b) Telephone: Votes submitted electronically by telephone must be received by [11:59 p.m.] Eastern Time on May 14, 2014.

(c) Mail: Votes submitted by mail via written proxy must be returned in sufficient time to be counted prior to the closing of the polls at the 2014 Annual Meeting.

(d) In Person: All Stockholders of record as of the Record Date may vote in person at the 2014 Annual Meeting. If you hold your shares of Common Stock in “street name” with a bank, brokerage firm, dealer, trust company or other nominee, you will need to request a “legal proxy” from such entity to vote in person at the 2014 Annual Meeting.

How do I revoke a proxy?

Any Stockholder has the power to revoke a previously submitted proxy at any time before it is exercised. If you are a registered holder of Common Stock, you may revoke a previously submitted proxy by:

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•	voting over the Internet or by telephone at a later time in the manner provided on the enclosed BLUE proxy card, the Company’s WHITE proxy card or any other later-dated proxy;

•	marking, signing, dating and returning the enclosed BLUE proxy card, the Company’s WHITE proxy card or any other later-dated proxy in the postage-paid envelope provided;

•	delivering a written notice of revocation to the Corporate Secretary of the Company c/o GrafTech International Ltd., 12900 Snow Road, Parma, OH 44130; or

•	attending the 2014 Annual Meeting and voting in person.

Please note, however, that only your last-dated proxy will count-any proxy may be revoked at any time prior to its exercise at the 2014 Annual Meeting as described in this Proxy Statement. Attending the 2014 Annual Meeting alone without taking one of the actions above will not revoke your proxy.

If you submit a BLUE proxy card you may revoke it at any time by submitting a later dated WHITE proxy card, or any other later dated proxy card. Likewise, if you submit, or have already submitted, a WHITE proxy card you may revoke it at any time by submitting any other later dated proxy card, including a later dated BLUE proxy card.

Stockholders who hold their shares of Common Stock in “street name” with a bank, brokerage firm, dealer, trust company or other nominee will need to notify the person responsible for their account to revoke or withdraw previously given instructions. Unless revoked in the manner set forth above and subject to the foregoing, duly authorized proxies in the form enclosed will be voted at the 2014 Annual Meeting in accordance with your instructions. We request that a copy of any revocation sent to the Company or any revocation notification sent to the person responsible for a bank or brokerage account also be sent to us, c/o D.F. King & Co., Inc. at the address listed above, so that we may be aware of any revocation of a proxy.

PLEASE DO NOT RETURN ANY WHITE PROXY CARD YOU MAY RECEIVE FROM THE COMPANY OR OTHERWISE AUTHORIZE A PROXY TO VOTE YOUR SHARES OF COMMON STOCK AT THE 2014 ANNUAL MEETING, NOT EVEN AS A SIGN OF PROTEST. IF YOU HAVE ALREADY RETURNED A WHITE PROXY CARD TO THE COMPANY OR OTHERWISE AUTHORIZED A PROXY TO VOTE YOUR SHARES OF COMMON STOCK AT THE 2014 ANNUAL MEETING, IT IS NOT TOO LATE TO CHANGE YOUR VOTE. TO REVOKE YOUR PRIOR PROXY AND CHANGE YOUR VOTE, SIMPLY mark, sign, date and return THE ENCLOSED BLUE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED OR USE THE BLUE PROXY CARD TO VOTE BY TELEPHONE OR INTERNET. ONLY YOUR LATEST DATED PROXY WILL BE COUNTED.

Who is paying for the solicitation on behalf of Save GrafTech?

Save GrafTech will pay all costs of the solicitation of proxies on behalf of Save GrafTech and the other participants described on Annex A hereto for the 2014 Annual Meeting. If all (or some of) the Nominees are elected, Save GrafTech intends to seek reimbursement of those costs from the Company, subject to any restrictions based on applicable law or in the Company’s Amended and Restated Certificate of Incorporation or Bylaws.

Whom should I call if I have any questions about the solicitation?

If you have any questions, or need assistance in voting your shares of Common Stock, please call our proxy solicitor, D.F. King & Co., Inc toll-free at (800) 628-8532 or contact D.F. King & Co., Inc by email at savegraftech@dfking.com.

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY SHARES YOU OWN. SAVE GRAFTECH URGES YOU TO MARK, SIGN, DATE AND RETURN THE ENCLOSED BLUE PROXY CARD TODAY TO VOTE “FOR” THE ELECTION OF OUR NOMINEES AND “FOR” SAVE GRAFTECH’S PROPOSAL TO ADOPT A RESOLUTION TO REPEAL ANY PROVISION OF THE

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BYLAWS AS OF THE DATE OF EFFECTIVENESS OF THE RESOLUTION THAT WAS NOT INCLUDED IN THE BYLAWS AS AMENDED EFFECTIVE SEPTEMBER 30, 2012 (WHICH IS THE DATE OF THE LAST PUBLICLY DISCLOSED AMENDMENT TO THE BYLAWS) and that is inconsistent with or disadvantageous to Nathan Milikowsky, AS THE NOMINATING STOCKHOLDER or TO the election of the Nominees.

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Important Notice Regarding the Availability of Proxy Materials
for the Stockholder Meeting to Be Held on May 15, 2014:

The proxy materials are available at http://www.savegraftech.com

BACKGROUND OF THE SOLICITATION

On November 30, 2010, the Company acquired Seadrift and C/G for approximately $850 million in Common Stock of the Company, cash and promissory notes.

As a result of the transactions, Save GrafTech held 10.5% of the Common Stock of the Company as of December 10, 2010, according to the Schedule 13D filed with the Securities and Exchange Commission on December 10, 2010,2 and was and is one of the largest stockholders of the Company. In connection with the transaction, Save GrafTech also received promissory notes from the Company with an aggregate principal amount of approximately $127 million. In addition, David R. Jardini, a nominee, received promissory notes from the Company with an aggregate principal amount of approximately $4.2 million and ceased being the president of C/G. The David R. Jardini 2010 Qualified Annuity Trust Agreement, of which David R. Jardini is the Trustee, received promissory notes from the Company with an aggregate principal amount of approximately $2.3 million. The entire aggregate principal amounts of such promissory notes are currently outstanding. The issuance of such notes was described in the Company’s Form 8-K filed with the Securities and Exchange Commission on November 30, 2010; any description of such notes in this Proxy Statement is qualified in its entirety by reference to the such 8-K and the exhibits thereto, which are incorporated by reference herein.

In connection with the transaction described in the preceding paragraph, the Company entered into a registration rights and stockholders’ agreement (the “Stockholders’ Agreement”) with Nathan Milikowsky, Daniel Milikowsky, RNM Foundation, DSM Foundation, NMDM Investments LLC, Rebecca Milikowsky, Brina Milikowsky, Shira Milikowsky, DM Family Holdings, LLC and Seadrift Coke LLC (collectively, the “Milikowsky Holders”). The Stockholders’ Agreement gives certain members of Save GrafTech the right to designate a nominee to serve on the Board. The Stockholders’ Agreement also includes a standstill provision (the “Standstill Provision”), which states that it prohibits the Milikowsky Holders from (x) contracting to purchase, sell, borrow, lend, pledge or otherwise acquire or transfer, directly or indirectly, any securities of the Company and (y) entering into any economic or voting derivative, swap or other contract that transfers any of the voting rights or economic consequences of ownership of any securities of the Company or the value of which is derived from the value of any securities of the Company. The Stockholders’ Agreement is described below in the section entitled “Summary of the Stockholders’ Agreement” and the foregoing description of the Stockholders’ Agreement is qualified in its entirety by reference to such Form 8-K and the exhibits thereto, which are incorporated by reference herein. Pursuant to the Stockholders’ Agreement, Mr. Nathan Milikowsky was appointed to serve as a director of the Company.

On September 12, 2012, Mr. Lindon Robertson, then the chief financial officer of the Company, wrote a letter to the Company’s lead director and counsel purporting to indicate his concern regarding possible unauthorized communication of information to an investor of the Company as well as potential trading by that investor. Thereafter, the Board established a special committee to investigate those allegations. The special committee requested documents and sought interviews in connection with the investigation. Mr. Nathan Milikowsky voluntarily produced documents in response to the request and also informed the Company that he was willing to be interviewed, although that interview ultimately did not occur. On March 20, 2013, the Board approved a slate of nominees for selection as directors that did not include Mr. Nathan Milikowsky and later stated they would not approve nominees proposed to the Board by Save GrafTech.

Beginning in November 2013, Mr. Nathan Milikowsky and his legal counsel and the general counsel to the Company exchanged certain letters. The letters from the Company stated that the Milikowsky Holders were not entitled to designate a nominee to the Board because the Company’s Nominating and Governance Committee and

[2]	The shares of Common Stock owned by Save GrafTech as of such date only includes the shares of Common Stock beneficially owned by Nathan Milikowsky, Daniel Milikowsky and Daniel Milikowsky Family Holdings, LLC.
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Board had decided that Mr. Nathan Milikowsky did not meet qualifications set forth in the Company’s Corporate Governance Guidelines and Nominating and Governance Committee Charter and because the Company’s Nominating and Governance Committee and Board had decided that the Milikowsky Holders had breached certain provisions of the Stockholders’ Agreement, specifically the Standstill Provision and confidentiality provisions. Mr. Nathan Milikowsky and his counsel responded to the Company by stating that the decisions of the Company’s Nominating and Governance Committee and Board were entirely unsupported and that it was the Company that was in breach of the Stockholders’ Agreement by refusing to allow Mr. Nathan Milikowsky to sit as a Board member. Mr. Nathan Milikowsky and his counsel further responded to the Company that, in light of the Company’s breach, the Milikowsky Holders were no longer subject to the Standstill Provision.

On January 15, 2014, Mr. Nathan Milikowsky and his counsel requested, pursuant to the Company Bylaws, a copy of the Company’s 2014 written questionnaire with respect to the qualifications and backgrounds of potential nominees to the Board. The Company provided the questionnaire while reserving its rights under the Stockholder’s Agreement.

On January 21, 2014, the Company announced that its president and chief executive officer, Craig Shular, was retiring as president and chief executive officer, effective immediately, and that Craig Shular was remaining as Executive Chairman of the Board until December 31, 2014.

On January 23, 2014, in accordance with the procedures set forth in the Company’s Bylaws, Mr. Nathan Milikowsky delivered a notice of nomination to the Company nominating five individuals for election as directors at the 2014 Annual Meeting: Messrs. Nathan Milikowsky, David R. Jardini, Carroll R. Wetzel, Jr., Frank A. Riddick III and Ms. Karen Finerman. Mr. Nathan Milikowsky’s notice of nomination also proposed a resolution that, as of the effectiveness of the resolution, any provision in the Company’s Bylaws that was not included in the Bylaws as of September 30, 2012, and that is inconsistent with, or disadvantageous to, Mr. Nathan Milikowsky, as the nominating stockholder, or to the election of the Nominees, be repealed. Mr. Nathan Milikowsky submitted the notice of nomination to the Company because he believes that the Company can and should do significantly more to improve its business performance and generate value for all stockholders.

On March 3, 2014, Mr. Nathan Milikowsky’s counsel, Kirkland & Ellis LLP, on Mr. Nathan Milikowsky’s behalf, wrote a letter to the Company requesting that the Company allow Stockholders to vote for the Nominees without disenfranchising the Stockholders with respect to other nominees proposed by the Company’s existing board of directors or other stockholders, as applicable, by using a universal proxy in connection with the 2014 Annual Meeting. As of April [ ], 2014, the Company has not responded to such request.

Beginning on March 16, 2014, Mr. Nathan Milikowsky engaged in a series of discussions and exchanged a series of letters with the CEO of the Company regarding a potential settlement that would avoid a contested election at the 2014 Annual Meeting. These letters have been filed as an exhibit to the Schedule 13D filed with the Securities and Exchange Commission on March 25, 2014.

At a meeting with Mr. Nathan Milikowsky on March 16, 2014, the Company’s chief executive officer presented a settlement proposal to Mr. Milikowsky in which the Company would agree to add only Karen Finerman and David Jardini to the Board and in which the Company asked Mr. Nathan Milikowsky to agree to a standstill through the Company’s 2016 annual meeting.

On March 18, 2014, Mr. Nathan Milikowsky responded to this settlement offer with a compromise under which (i) five incumbent directors would continue on the Board, (ii) four of the Nominees, including Mr. Nathan Milikowsky, the Company’s largest non-institutional Stockholder, would join the Board, (iii) chairman Craig Shular and lead director Mary Cranston would leave the Board, (iv) the newly constituted Board would elect a new chairman, and (v) Save GrafTech would support the agreed slate at the 2014 Annual Meeting.

On March 19, 2014, the Company’s chief executive officer presented a counterproposal to Mr. Milikowsky under which (i) Nominees David Jardini and Karen Finerman would join the Board, (ii) two independent nominees selected by the Company’s Nominating and Governance committee would be added to the Board, (iii) the Board size would increase to eleven (11) directors, and (iv) Save GrafTech would agree to a standstill through the Company’s 2016 annual meeting.

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On March 21, 2014, Mr. Nathan Milikowsky informed the Company that its counterproposal was unacceptable, but that he remains open to further good-faith negotiations towards reaching a resolution.

Copies of correspondence beginning on March 16, 2014 are available as exhibits to the Schedule 13D filed with the Securities and Exchange Commission on March 25, 2014 and any such description of the letters are qualified in their entirety by reference to such Schedule 13-D and the exhibits thereto, which are incorporated by reference herein.

On March 27, 2014, Mr. Matthew Solum of Kirkland and Ellis LLP, counsel to Mr. Nathan Milikowsky, sent a letter, on behalf of Mr. Nathan Milikowsky, to Mr. Joel Hawthorne, President and CEO of the Issuer, requesting that the Reporting Person be given access to, and copies of, certain information and documents regarding the Company pursuant to Section 220 of the Delaware General Corporation Law and other applicable law, which letter is available as an exhibit to the Schedule 13D filed with the Securities and Exchange Commission on March 27, 2014 and any such description of the letter is qualified in its entirety by reference to such Schedule 13-D and the exhibits thereto, which are incorporated by reference herein.

SUMMARY OF THE STOCKHOLDERS’ AGREEMENT

The Stockholders’ Agreement contains lock-up and standstill provisions, transfer restrictions, director nomination rights and registration rights with respect to the shares of Common Stock issued to the equity holders of Seadrift and C/G.

Lock-up and Standstill Provisions

Under the Stockholder’s Agreement, each of the Milikowsky Holders agreed to certain lock-up restrictions including sale and transfer restrictions as described above, for two (2) years following November 30, 2010 and thereafter until six (6) months after the later of (i) the termination of the Milikowsky Holders’ right to nominate an individual for election as a director of the Company (see, “Board Nomination Rights,” below) and (ii) the date on which any such nominated director ceases to be a member of the Board.

The foregoing lock-up also terminates upon certain enumerated events, including a change in control and the Company’s failure to comply in any material respect with the Board Nomination Rights.

Each of the Milikowsky Holders also agreed to certain standstill restrictions for a period of two (2) years following November 30, 2010 and thereafter until six (6) months after the later of (i) the termination of the Milikowsky Holders’ right to nominate an individual for election as a director of the Company and (ii) the date on which any such nominated director ceases to be a member of the Board.

Under the agreement’s terms, the standstill restrictions terminate upon (i) a change in control; (ii) bankruptcy of the Company or any of its significant subsidiaries; (iii) the Company’s failure to comply in any material respect with the board nomination rights; or (iv) the delisting of the Company’s common stock from the New York Stock Exchange (other than in connection with relisting on another national or international exchange).

As described above, we believe the standstill and lock-up restrictions are no longer in effect.

Board Nomination Rights

Following the acquisitions of Seadrift and C/G, and pursuant to the Stockholders’ Agreement, the Company agreed to (i) increase the size of the Board by one and elect a representative of the Milikowsky Holders (and their related parties and affiliates) to the Board and (ii) nominate such representative for re-election in subsequent years, provided the Milikowsky Holders (and their related parties and affiliates) continue to hold in the aggregate at least twelve million shares of Common Stock (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification transactions). If the initial representative (or a then prior designee) ceases to be a member of the Board and at least three years have passed since the initial representative (or a then prior designee) was elected to the Board or, if prior to such three year period, such initial representative (or prior designee) ceases to

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serve due to death, disability or mandatory retirement, as long as the Milikowsky Holders (and their related parties and affiliates) have continuously held in the aggregate at least twelve million shares of Common Stock (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification transactions) the Milikowsky Holders (and their related parties and affiliates) may designate a different representative to be nominated to the Board provided, that such replacement representative is reasonably acceptable to the Board. The representative of the Milikowsky Holders (and their related parties and affiliates) must meet the requirements of an “independent director” under the listing rules of the New York Stock Exchange and must otherwise satisfy the requirements of the Company’s corporate policies relating to directors. Mr. Nathan Milikowsky was elected to the Board as the initial representative of the Milikowsky Holders. The Company’s obligations with respect to the board nomination rights terminate upon the consummation of a change in control (except that the percentage thresholds in the first two bullets of the definition of change in control shall be 67% (and not 35%)).

The Stockholders’ Agreement is publicly available and is filed as Exhibit 10.2.0 to the Company’s Form 8-K filed with the Securities and Exchange Commission on November 30, 2010; the foregoing description of the Stockholders’ Agreement is qualified in its entirety by reference to such Form 8-K and the exhibits thereto, which are incorporated by reference herein.

PROPOSAL NO. 1: ELECTION OF DIRECTORS

We propose that the Stockholders elect Nathan Milikowsky, Karen Finerman, David R. Jardini, Frank A. Riddick III and Carroll R. Wetzel, Jr. as directors of the Company at the 2014 Annual Meeting. The Board is currently composed of seven directors whose terms expire at the 2014 Annual Meeting. On March 21, 2014, the Company announced that it will expand the Board to consist of nine directors effective upon the election of directors at the 2014 Annual Meeting.

The Nominees, if elected at the 2014 Annual Meeting, would hold office until the 2015 Annual Meeting of Stockholders or until their respective successors have been duly elected and qualified. Each of the Nominees has consented to being named as a Nominee in this Proxy Statement and, if elected, to serving as a director of the Company.

The corporate governance guidelines of the Company, which are available on the Company’s website at http://www.graftech.com/getdoc/6b8a3b4d-967c-4bdd-ab04-ea0011de0c91/graftech-international-ltd-corp-gov-guide.aspx, provide that determinations of independence shall be made in accordance with the criteria for independence required by the NYSE. Based on the information furnished by the Nominees, Save GrafTech believes each of the Nominees is independent under such standards and Save GrafTech has no knowledge of any facts that would prevent the determination that each of the Nominees is independent under such standards.

In addition, each of the Nominees understands that, if elected as a director of the Company, each Nominee would have an obligation to act in the best interests of the Company and the Stockholders in accordance with his or her duties as a director.

We are seeking control of the Board at the 2014 Annual Meeting. If elected, the Nominees would be a majority of the directors and would alone be able to adopt resolutions or otherwise cause the Board to act. Additionally, we expect the Nominees will actively engage other Board members in full discussion of the issues facing the Company and resolve them together. By utilizing their respective experiences and working constructively with other Board members, we believe the Nominees can effect positive change at the Company.

To the extent that the Company proposes to put up for election more than nine nominees at the 2014 Annual Meeting, Save GrafTech reserves the right to nominate an equal number of additional persons, which Save GrafTech believes would be an available remedy under Delaware law in response to any attempt by the Company to interfere with the voting rights of the Stockholders. Additional nominations made pursuant to the foregoing are without prejudice to the position of Save GrafTech that any attempt to change the size of the Board or disqualify any of the Nominees through Bylaw amendments or otherwise would constitute unlawful manipulation of the Company’s corporate machinery. Save GrafTech reserves the right to challenge any action by the Company that has, or if consummated would have, the effect of disqualifying any Nominee. Even though nine directors are up for election at the 2014 Annual Meeting, Save GrafTech will use proxies solicited only to vote for the five Nominees

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identified in the Proxy Statement. In the event that Save GrafTech substitutes a nominee or proposes an additional nominee, Save GrafTech will file and deliver supplemental proxy materials, including a revised proxy card, disclosing the information relating to any substitute nominee or additional nominee that is required to be disclosed in solicitations for proxies for election of directors pursuant to Section 14 of the Exchange Act. Only in such case will the shares of Common Stock represented by the enclosed BLUE proxy card be voted for substitute nominees or additional nominees.

Information Regarding the Nominees

Information pertaining to the Nominees, including the name, age, present principal occupation, business address and business experience for the past ten years and certain other information, is set forth in the question and answer section of this Proxy Statement under the section entitled “Who are the Nominees?”, which we urge you to read. This information has been furnished to Save GrafTech by the Nominees. Other than as disclosed in this Proxy Statement, there is no arrangement or understanding between any of the Nominees and any other person(s) pursuant to which any such Nominee was or is to be selected as a director or nominee of the Company.

Arrangements between Save GrafTech and the Nominees

In consideration of the substantial time and effort that the nomination and election process will require of each Nominee, Nathan Milikowsky and NM GTI, on the one hand, and each Nominee on the other, have entered into an agreement, substantially in the form attached hereto as Annex B (the “Prospective Nominee Agreements”). Pursuant to these agreements, Nathan Milikowsky and NM GTI will:

(i)	Subject to limited exceptions and to the extent permitted by applicable law, indemnify and hold each Nominee harmless from and against all losses, claims, damages, liabilities and expenses (including, without limitation, attorneys’ fees) incurred by such Nominee in connection with the nomination and election process, including such person’s participation in the proxy solicitation described in this Proxy Statement;

(ii)	Reimburse each Nominee for reasonable out of pocket expenses arising from or in connection with the nomination and election process, including such person’s participation in the proxy solicitation described in this Proxy Statement; and

(iii)	Provide each Nominee with a one-time payment as consideration for the substantial time and effort required of them as a Nominee.

The above description of the terms and conditions of the Prospective Nominee Agreements is qualified in its entirety by reference to the form of Prospective Nominee Agreement, which is attached as Annex B to this Proxy Statement and incorporated herein by reference. We urge you to read the full form of the Prospective Nominee Agreement, which includes the detailed terms, conditions and definitions applicable to the arrangements described above.

Save GrafTech and its nominees have identified a concrete and specific plan to address the Company’s underperformance. As part of this plan, Save GrafTech has identified eight areas of change that Save GrafTech believes will help the Company turnaround lagging performance under the current Board and management: (1) redefine commercial strategy to recognize the commodity nature of high-quality electrodes, including by negotiating prices with customers in a manner to regain market share, (2) reduce excess inventory (3) reduce selling, general, and administrative expenses, (4) ensure Seadrift is consistently run at capacity (5) expand Seadrift beyond current capacity, (6) evaluate all opportunities available to engineered solutions, (7) streamline organizational structure, and (8) improve corporate governance practices. Further details on this plan are available at http://www.savegraftech.com and the presentation filed on Schedule 14A as soliciting material under Rule 14a-12 of the Exchange Act with the Securities and Exchange Commission on March 11, 2014.

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Compensation of the Company’s Directors

If elected to the Board, except as set forth above or in Annex B, the Nominees will not receive any compensation from Save GrafTech to serve as nominees for election and, if elected, as a director of the Company.

They will, however, receive whatever compensation the Board has established for non-employee directors of the Company unless and until the Board determines to change such compensation. The following discussion summarizes the Company’s compensation and indemnification of directors based solely on the Company’s Proxy Statement filed on [ ], 2014.

According to the Company’s 2014 Proxy Statement filed March 21, 2014, in 2013 each non-employee director received compensation for rendering services as a director of the Company. In 2013, Randy W. Carson received $69,350 in cash fees and $80,000 in awards of the Company’s Common Stock, for a total of $149,350 in compensation. As of December 31, 2013 Mr. Carson’s outstanding stock awards consisted of 43,672 shares and 5,000 option awards. In 2013, Mary B. Cranston received $92,500 in cash fees and $80,000 in awards of the Company’s Common Stock, for a total of $172,500 in compensation. As of December 31, 2013, Ms. Cranston’s outstanding stock awards consisted of 8,466 shares and 3,500 option awards. In 2013, Harold E. Layman received $81,500 in cash fees and $80,000 in awards of the Company’s Common Stock, for a total of $161,500 in compensation. As of December 31, 2013, Mr. Layman’s outstanding stock awards consisted of 8,466 shares and 3,500 option awards. In 2013, Ferrell P. McClean received $71,409 in cash fees and $80,000 in awards of the Company’s Common Stock, for a total of $151,409 in compensation. As of December 31, 2013, Ms. McClean’s outstanding stock awards consisted of 9,428 shares and 3,500 option awards. In 2013, Nathan Milikowsky received $29,000 in awards of the Company’s Common Stock. As of December 31, 2013, Mr. Milikowsky’s outstanding stock awards consisted of 3,288 shares and 5,000 option awards. In 2013, Michael C. Nahl received $39,500 in cash fees and $80,000 in awards of the Company’s Common Stock, for a total of $119,500 in compensation. As of December 31, 2013, Mr. Nahl’s outstanding stock awards consisted of 3,500 option awards. In 2013, Steven R. Shawley received $158,228 in awards of the Company’s Common Stock. As of December 31, 2013, Mr. Shawley’s outstanding stock awards consisted of 41,668 shares and 5,000 options awards. Employee directors did not receive compensation for services rendered as directors.

The Company maintains, at its expense, a policy of insurance which insures its directors and officers. The Bylaws contain provisions that provide for indemnification of directors, to the fullest extent permitted by law. The Company’s Amended and Restated Certificate of Incorporation contains provisions eliminating the personal liability of a director to the Company or its Stockholders for monetary damages for breach of fiduciary duty as a director, subject to certain exceptions.

None of the Nominees, or any associate of any Nominee, has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans or other compensation, from, or in respect of, services rendered on behalf of the Company, that is required to be disclosed pursuant to Item 402 of Regulation S-K promulgated under the Securities Act of 1933, as amended (“Regulation S-K”) or is otherwise subject to any arrangement described in Item 402 of Regulation S-K.

Other than Mr. Milikowsky, Mr. Jardini and Mr. Riddick, none of the Nominees has held any position or office with the Company and no occupation or employment with which the Nominees have been involved during the past five years was carried on with the Company or any corporation or organization that is a parent, subsidiary or other affiliate of the Company. Mr. Milikowsky and Mr. Jardini were executives of C/G and Mr. Milikowsky was an executive of Seadrift, each of which was acquired by the Company in 2010. Mr. Milikowsky served on the Board from 2010 to 2013, and Mr. Riddick served on the Board from 2004 to 2010.

Interests of the Nominees

We expect that each of the Nominees, if elected, will be (i) entitled to receive compensation customarily paid by the Company to its non-employee directors; (ii) indemnified for service as a director of the Company to the same extent indemnification is provided to the current directors of the Company; and (iii) covered by the Company’s director and officer liability insurance.

The Nominees may be deemed to have an interest in their nominations for election to the Board by virtue of compensation the Nominees will receive from the Company as a director, if elected to the Board, and as described elsewhere in this Proxy Statement.

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Information as to any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the 2014 Annual Meeting with respect to the Nominees is set forth herein. In addition to 3,288 shares of Common Stock owned of record by Nathan Milikowsky, and 6,502,7213 shares of Common Stock owned beneficially by Nathan Milikowsky, several other Nominees beneficially own securities of the Company. Karen Finerman beneficially owns 22,500 shares of Common Stock. Ms. Finerman is also the Chief Executive Officer of Metropolitan Capital Advisors, LP, a New York-based hedge fund that is affiliated with MCA LP, MCA Ltd., and MCA Select Fund, which beneficially own 90,800, 43,677 and 114,100 shares of Common Stock, respectively. Frank A. Riddick III beneficially owns 19,320 shares of Common Stock. David R. Jardini is the Trustee of the David R. Jardini 2010 Qualified Annuity Trust Agreement, which beneficially owns 62,500 shares of Common Stock. Mr. Jardini’s wife, children and heirs are the beneficiaries of the David R. Jardini 2010 Qualified Annuity Trust Agreement. Other than as set forth in this Proxy Statement, none of the Nominees has any personal ownership interest, direct or indirect, in any securities of the Company. Other than as described in this Proxy Statement, none of the persons listed on Annex A of this Proxy Statement, including any Nominee or any associate of the foregoing persons has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the 2014 Annual Meeting. In addition, Save GrafTech also holds promissory notes from the Company with an aggregate principal amount of approximately $127 million. David R. Jardini, a nominee, holds promissory notes from the Company with an aggregate principal amount of approximately $4.2 million. The David R. Jardini 2010 Qualified Annuity Trust Agreement, of which David R. Jardini is the Trustee, holds promissory notes from the Company with an aggregate principal amount of approximately $2.3 million. The entire aggregate principal amounts of such promissory notes are currently outstanding. The issuance of such notes was described in the Company’s Form 8-K filed with the Securities and Exchange Commission on November 30, 2010; any description of such notes in this Proxy Statement is qualified in its entirety by reference to the such 8-K and the exhibits thereto, which are incorporated by reference herein.

The Nominees have furnished the additional information with respect to themselves located on Annex A to this Proxy Statement.

WE STRONGLY URGE YOU TO VOTE “FOR” THE ELECTION OF NATHAN MILIKOWSKY, KAREN FINERMAN, DAVID R. JARDINI, FRANK A. RIDDICK III AND CARROLL R. WETZEL, JR. BY MARKING, SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED TO YOU WITH THIS PROXY STATEMENT OR BY USING THE BLUE PROXY CARD TO VOTE BY TELEPHONE OR INTERNET. IF YOU HAVE SIGNED THE BLUE PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE ALL THE SHARES OF COMMON STOCK REPRESENTED BY THE BLUE PROXY CARD “FOR” THE ELECTION OF NATHAN MILIKOWSKY, KAREN FINERMAN, DAVID R. JARDINI, FRANK A. RIDDICK III AND CARROLL R. WETZEL, JR.

Please do not return any WHITE proxy card you may receive from the Company or otherwise authorize a proxy to vote your shares of Common Stock for the Company’s nominees. If you have already submitted a WHITE proxy card that may have been sent to you by the Company or otherwise authorized a proxy to vote your shares of Common Stock for the Company’s nominees, it is not too late to change your vote. To revoke your prior proxy and change your vote, simply mark, sign, date and return the enclosed BLUE proxy card in the postage-paid envelope provided to you by us or follow the instructions located on the BLUE proxy card to vote by telephone or Internet. Only your latest dated proxy will be counted.

PROPOSAL NO. 2: NON-BINDING ADVISORY VOTE ON EXECUTIVE COMPENSATION

We will follow your direction on how to vote your shares on the Company’s proposal for the Stockholders to approve, on an advisory basis, the compensation of the Company’s named executive officers as disclosed in the Company’s proxy statement. Please refer to the Company’s proxy statement for a discussion of such proposal.

[3]	The shares of Common Stock beneficially owned include 5,000 stock options which allow Nathan Milikowsky to acquire 5,000 shares of Common Stock of the Company at a price of $19.89. All of such stock options have vested and may be exercised by Nathan Milikowsky.
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Save GrafTech intends to vote, and recommends that you vote, “FOR” this proposal. If you do not indicate how you wish to vote your shares Save GrafTech will vote them “FOR” this proposal.

PROPOSAL NO. 3: APPROVAL OF EXECUTIVE INCENTIVE COMPENSATION PLAN

We will follow your direction on how to vote your shares on the Company’s proposal for the Stockholders to approve the material terms of the performance goals under the amended Executive Incentive Compensation Plan, as defined and included in the Company’s proxy statement. Please refer to the Company’s proxy statement for a discussion of such proposal. Save GrafTech intends to vote, and recommends that you vote, “FOR” this proposal. If you do not indicate how you wish to vote your shares Save GrafTech will vote them “FOR” this proposal.

PROPOSAL NO. 4: RATIFICATION OF INDEPENDENT REGISTERED ACCOUNTING FIRM

We will follow your direction on how to vote your shares on the Company’s proposal to ratify the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2014. Please refer to the Company’s proxy statement for a discussion of such proposal. Save GrafTech intends to vote, and recommends that you vote, “FOR” this proposal. If you do not indicate how you wish to vote your shares Save GrafTech will vote them “FOR” this proposal.

PROPOSAL NO. 5: SAVE GRAFTECH’S PROPOSAL TO ADOPT A RESOLUTION TO REPEAL CERTAIN PROVISIONS OF OR AMENDMENTS TO THE BYLAWS

Save GrafTech has proposed, pursuant to Article I, Section 8(a) of the Bylaws, to repeal any bylaw or amendment to the Bylaws as of the date of the Annual Meeting that was adopted after September 30, 2012 (which is the date of the last publicly disclosed amendment to the Bylaws) and that is inconsistent with or disadvantageous to Nathan Milikowsky, as the nominating stockholder, or to the election of the Nominees. Save GrafTech is not aware of any such provision of the Bylaws that has become effective, but it is possible that, prior to the adoption of this resolution, such a proposal could be disclosed and/or become effective. The Bylaw suggested in this proposal is designed to repeal the type of amendments that would be intended to impede Save GrafTech’s solicitation or affect the mechanics by which directors are elected. Through this proposal, Save GrafTech is only seeking a one-time repeal of such new or amended bylaws that go into effect, or are proposed, between and including September 30, 2012 and the day of the 2014 Annual Meeting, which such date is scheduled for May 15, 2014. This Proposal No. 5 is separate from Proposal No. 1 and is not conditioned on the election of some or all of the Nominees.

Pursuant to Article X of the Bylaws, the Bylaws may be amended or repealed only as provided in the Company’s Amended and Restated Certificate of Incorporation. According to Article Ninth of the Company’s Amended and Restated Certificate of Incorporation, all or any part of the Bylaws may be amended by the Stockholders upon (but only upon) the affirmative vote of holders of at least 67% of the voting power of all shares of capital stock of the Company then outstanding entitled to vote generally for the election of directors.

Save GrafTech believes that it is in the best interests of the Company and its Stockholders that the Bylaws not be further amended after September 30, 2012 (which is the date of the last publicly disclosed amendment to the Bylaws as of the date of this Proxy Statement) and prior to or on the date of the 2014 Annual Meeting that is inconsistent with or disadvantageous to Nathan Milikowsky, as the nominating stockholder, or to the election of the Nominees. Because the Board has the ability to make amendments to the Bylaws without obtaining stockholder approval and some or all of those amendments may not be in the best interests of the stockholders, Proposal No. 5 seeks to adopt a resolution to repeal all provisions of the Bylaws, if any, adopted after September 30, 2012, that impede the nomination of the Nominees, negatively impact the ability of Save GrafTech (or any of their representatives) to solicit and/or obtain proxies from the Company’s Stockholders, undermine the will of the Company’s Stockholders expressed in those proxies or modify the Company’s corporate governance regime in such a manner that is inconsistent with or disadvantageous to Nathan Milikowsky, as the nominating stockholder, or to the election of the Nominees.

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To the extent that Stockholders support a provision or amendment to the Bylaws unilaterally approved by the Board and that is repealed as a result of this resolution, adoption of this resolution would countermine the will of such Stockholders.

Proposal No. 5 provides for the adoption of the resolution in the following form:

RESOLVED, that any provision of the Bylaws of GrafTech International Ltd. (the “Company”) as of the date of effectiveness of this resolution that was not included in the Bylaws as amended effective September 30, 2012 (as publicly filed with the Securities and Exchange Commission on October 4, 2012), and is inconsistent with or disadvantageous to Nathan Milikowsky or to the election of the Nominees proposed by Nathan Milikowsky at the Company’s 2014 annual meeting of stockholders, be and hereby is repealed.

WE STRONGLY URGE YOU TO VOTE “FOR” AND USE THE BLUE PROXY CARD TO AUTHORIZE A PROXY TO VOTE “FOR” THE RESOLUTION TO REPEAL ANY PROVISION OF OR AMENDMENT TO THE BYLAWS THAT IS INCONSISTENT WITH OR DISADVANTAGEOUS TO NATHAN MILIKOWSKY, AS THE NOMINATING STOCKHOLDER, OR TO THE ELECTION OF THE NOMINEES.

NO APPRAISAL OR DISSENTER’S RIGHTS

Stockholders will not have rights of appraisal or similar dissenter’s rights with respect to any matters identified in this Proxy Statement to be acted upon at the 2014 Annual Meeting.

SOLICITATION OF PROXIES

Proxies may be solicited by mail, facsimile, telephone, telegraph, electronic mail, in person and by advertisements. Solicitations may also be made by certain of the respective directors, officers, members and employees of Save GrafTech, none of whom will, except as described in Annex A attached hereto or elsewhere in this Proxy Statement, receive additional compensation for such solicitation. The Nominees may make solicitations of proxies but, except as described herein, will not receive compensation for acting as nominees.

We have retained D.F. King & Co., Inc. for solicitation and advisory services in connection with solicitations relating to the 2014 Annual Meeting. D.F. King & Co., Inc. will receive a customary retainer and reimbursement of certain fees and expenses incurred in connection with the proxy solicitation for its services to Save GrafTech in connection with the solicitation. Save GrafTech has agreed to indemnify D.F. King & Co., Inc., in its capacity as solicitation agent, against certain liabilities, losses, damages and expenses arising out of or relating to the rendering of such services by D.F. King & Co., Inc. or related services requested by the Noticing Stockholder. Arrangements will also be made with custodians, nominees and fiduciaries for forwarding proxy solicitation materials to beneficial owners of Common Stock held as of the Record Date. Save GrafTech will reimburse such custodians, nominees and fiduciaries for reasonable expenses incurred in connection therewith. In addition, directors, officers, members and certain other employees of Save GrafTech and its affiliates may solicit proxies as part of their duties in the normal course of their employment without any additional compensation.

The entire expense of soliciting proxies for the 2014 Annual Meeting by Save GrafTech or on Save GrafTech’s behalf is being borne by Save GrafTech, provided that Save GrafTech intends to seek reimbursement for such expenses if all (or some) of the Nominees are elected as directors.

CERTAIN RELATIONSHIPS WITH THE COMPANY

As of February 19, 2014, Nathan Milikowsky is the direct record owner of 3,288 shares of Common Stock and beneficially owns 6,502,7214 shares of Common Stock. Of the 6,502,721 shares of Common Stock, NM GTI,

[4]	The shares of Common Stock beneficially owned includes 5,000 stock options which allow Nathan Milikowsky to acquire 5,000 shares of Common Stock of the Company at a price of $19.89. All of such stock options have vested and may be exercised by Nathan Milikowsky.
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which is controlled by Nathan Milikowsky, beneficially owns 6,239,204 shares of Common Stock and RNM Foundation, of which Nathan Milikowsky is the Trustee, beneficially owns 87,360 shares of Common Stock. Nathan Milikowsky beneficially owns the shares of Common Stock owned by each of NM GTI and RNM Foundation. Daniel Milikowsky beneficially owns 8,757,741 shares of Common Stock. Of the 8,757,741 shares of Common Stock, DM Family Holdings LLC, which is controlled by Daniel Milikowsky, beneficially owns 4,941,023 shares of Common Stock and DSM Foundation, of which Daniel Milikowsky is the Trustee, beneficially owns 1,257,360 shares of Common Stock. Daniel Milikowsky beneficially owns the shares of Common Stock owned by DM Family Holdings LLC and DSM Foundation. Save GrafTech by virtue of being considered a “group” under the Exchange Act is deemed to beneficially own the shares owned by the other members of such “group.” Collectively, Save GrafTech beneficially owns 15,260,462, or approximately 11.2% of the issued and outstanding shares of Common Stock as of January 31, 2014. In addition, Save GrafTech also holds promissory notes from the Company with an aggregate principal amount of approximately $127 million. David R. Jardini, a nominee, holds promissory notes from the Company with an aggregate principal amount of approximately $4.2 million. The David R. Jardini 2010 Qualified Annuity Trust Agreement, of which David R. Jardini is the Trustee, holds promissory notes from the Company with an aggregate principal amount of approximately $2.3 million. The entire aggregate principal amounts of such promissory notes are currently outstanding. The issuance of such notes was described in the Company’s Form 8-K filed with the Securities and Exchange Commission on November 30, 2010; any description of such notes in this Proxy Statement is qualified in its entirety by reference to the such 8-K and the exhibits thereto, which are incorporated by reference herein.

The date of purchase and number of shares of Common Stock purchased is set forth in Annex A to this Proxy Statement. Other than as disclosed on Annex A, Save GrafTech and the Nominees have not effected any transaction in securities of the Company in the past two years. Karen Finerman, a Nominee, beneficially owns 22,500 shares of Common Stock. Ms. Finerman is also the Chief Executive Officer of Metropolitan Capital Advisors, LP, a New York-based hedge fund that is affiliated with MCA LP, MCA Ltd., and MCA Select Fund, which beneficially own 90,800, 43,677 and 114,100 shares of Common Stock, respectively. Frank A. Riddick III beneficially owns 19,320 shares of Common Stock. David R. Jardini is the Trustee of the David R. Jardini 2010 Qualified Annuity Trust Agreement, which beneficially owns 62,500 shares of Common Stock and may be deemed to beneficially own such shares. Mr. Jardini’s wife, children and heirs are the beneficiaries of the David R. Jardini 2010 Qualified Annuity Trust Agreement. As of the date hereof, no part of the purchase price or market value of any of the shares of Common Stock held by Nathan Milikowsky, Karen Finerman, the David R. Jardini 2010 Qualified Annuity Trust Agreement and Frank A. Riddick III is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such Common Stock.

Other than as set forth in this Proxy Statement or on Annex A hereto, after reasonable inquiry, none of the members of Save GrafTech, or the persons listed on Annex A of this Proxy Statement, including the Nominees, or any of their respective associates or majority-owned subsidiaries, is, or was within the past year, a party to any contract, arrangement or understanding with any person with respect to any of the Company’s securities including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

Other than as set forth in this Proxy Statement or on Annex A hereto, after reasonable inquiry, none of the members of Save GrafTech, or the persons listed on Annex A of this Proxy Statement, including the Nominees, nor any of their respective associates or majority-owned subsidiaries, (i) beneficially owns, directly or indirectly, or has the right to acquire, any securities of the Company or has effected any transaction in securities of the Company during the past two years; (ii) beneficially owns, directly or indirectly, or has the right to acquire, any securities of any parent or subsidiary of the Company or has effected any transaction in securities of any parent or subsidiary of the Company during the past two years; or (iii) owns any securities of the Company of record but not beneficially.

Frank A. Riddick III is the Chief Executive Officer of Shale-Inland Holdings LLC. Shale-Inland Holdings LLC sells valves and certain services to Seadrift, a subsidiary of the Company. Such transactions are on an arms-length basis and are, to the best of Mr. Riddick’s knowledge, subject to competitive bidding. Other than as set forth in this Proxy Statement or on Annex A hereto, (i) there have been no contracts, negotiations or transactions within the past two years, between the members of Save GrafTech, or the persons listed on Annex A of this Proxy Statement, including the Nominees, or any of their respective associates or majority-owned subsidiaries, concerning any merger, consolidation, acquisition, tender offer, election of the Company’s directors or the sale of a material

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amount of the Company’s assets; (ii) none of the members of Save GrafTech, or the persons listed on Annex A of this Proxy Statement, including the Nominees, or any of their respective associates or majority-owned subsidiaries, have any other present or proposed material agreement, arrangement, understanding or relationship (with respect to any future employment, future transaction or otherwise) with the Company or any of its executive officers, directors, controlling persons, affiliates or subsidiaries; and (iii) none of the members of Save GrafTech, or the persons listed on Annex A of this Proxy Statement, including the Nominees, or any of their respective associates or majority-owned subsidiaries or immediate family members (as applicable, and as such term is described in Item 404(a) of Regulation S-K), has had or will have a direct or indirect material interest in any transaction since the beginning of the Company’s last fiscal year or any currently proposed transactions in which the Company was or is to be a participant and the amount involved exceeds $120,000.

Other than as set forth in this Proxy Statement or on Annex A hereto, there are no material proceedings to which any Nominee, or any associate of any such Nominee is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

There are no family relationships (as such term is defined in Item 401(d) of Regulation S-K) among any of the Nominees or between any of the Nominees and any director or executive officer of the Company or any person nominated or chosen by the Company to become a director or executive officer.

None of the Nominees is a current or former officer of the Company and none of the Nominees was an employee of the Company during fiscal year 2013. During fiscal year 2013, no executive officer of the Company served as a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity of which any Nominee was an executive officer.

The Company’s 2014 proxy statement and annual report contain certain information and disclosure required by applicable law as well as other information and disclosure including, among other things, securities of the Company held by the Company’s directors, nominees, management and 5% Stockholders, certain biographical information on the Company’s directors and executive officers, information concerning all matters requiring the approval of Stockholders, including the election of directors, information concerning executive compensation, information concerning the Company’s procedures for nominating directors, information concerning the committees of the Board, other information concerning the Board and procedures for submitting proposals for inclusion in the Company’s proxy statement at the next annual meeting and information on how to obtain directions to be able to attend the 2014 Annual Meeting and vote in person. The Company’s 2014 proxy statement also includes information concerning the date by which proposals of security holders intended to be presented at the next annual meeting of Stockholders must be received by the Company for inclusion in the Company’s proxy statement and form of proxy for that meeting. The Stockholders should refer to the Company’s public filings in order to review this disclosure including the Company’s 2014 proxy statement. Save GrafTech has no knowledge of, or responsibility for, the accuracy of the Company’s disclosures in its proxy materials.

INCORPORATION BY REFERENCE

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING. SUCH DISCLOSURE INCLUDES, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION, AND OTHER IMPORTANT INFORMATION.

CERTAIN ADDITIONAL INFORMATION

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this Proxy Statement may have been sent to multiple Stockholders in your household. Save GrafTech will promptly deliver a separate copy of the document to you if you write to our proxy solicitor, D.F. King & Co., Inc., at the following address: 48 Wall Street, 22nd Floor, New York, New York 10005, call toll free at (800) 628-8532, or email savegraftech@dfking.com. If you want to receive separate copies of our proxy materials in the future, or if you are

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receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact our proxy solicitor at the above address and phone number.

The information concerning the Company contained in this Proxy Statement has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although we have no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date we have not had access to the books and records of the Company, were not involved in the preparation of such information and statements and are not in a position to verify such information and statements. All information relating to any person other than the Nominees or Save GrafTech is given only to the knowledge of Save GrafTech.

This Proxy Statement is dated [             ], 2014. You should not assume that the information contained in this Proxy Statement is accurate as of any date other than such date, and the mailing of this Proxy Statement to Stockholders shall not create any implication to the contrary.

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YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY SHARES YOU OWN. SAVE GRAFTECH URGES YOU TO MARK, SIGN, DATE AND RETURN THE ENCLOSED BLUE PROXY CARD TODAY TO VOTE “FOR” THE ELECTION OF OUR NOMINEES AND “FOR” SAVE GRAFTECH’S PROPOSAL TO ADOPT A RESOLUTION TO REPEAL ANY BYLAW OR AMENDMENT TO THE BYLAWS THAT IS INCONSISTENT WITH OR DISADVANTAGEOUS TO NATHAN MILIKOWSKY, AS THE NOMINATING STOCKHOLDER, OR TO THE ELECTION OF THE NOMINEES.

[             ], 2014

Thank you for your support.

NATHAN MILIKOWSKY

DANIEL MILIKOWSKY

NM GTI INVESTMENTS LLC

DANIEL MILIKOWSKY FAMILY HOLDINGS, LLC

THE DANIEL AND SHARON MILIKOWSKY FAMILY FOUNDATION, INC.

THE REBECCA AND NATHAN MILIKOWSKY FAMILY FOUNDATION

KAREN FINERMAN

DAVID R. JARDINI

FRANK A. RIDDICK III

CARROLL R. WETZEL, JR.

[Remainder of page intentionally left blank]

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Annex A

INFORMATION CONCERNING THE PARTICIPANTS IN THE SOLICITATION

Save GrafTech and the Nominees comprise the “participants” in the solicitation of proxies from Stockholders to vote in favor of the election of the Nominees to serve as directors on the Board and to vote in favor of Save GrafTech’s proposal to adopt a resolution to repeal any provision of the Bylaws as of the date of effectiveness of the resolution that was not included in the Bylaws as amended effective September 30, 2012 (which is the date of the last publicly disclosed amendment to the Bylaws) and that is inconsistent with or disadvantageous to Nathan Milikowsky, as the nominating stockholder, or to the election of the Nominees, in each case as described further in this Proxy Statement. Information regarding the participants in the solicitation is set forth below. The terms “associate,” “affiliate” and “participant” used in connection with the statements in this Annex A have the meanings ascribed to them in the Exchange Act.

Except as described herein or in the Proxy Statement, none of the members of Save GrafTech or any of the Nominees beneficially own any securities of the Company or have any personal ownership interest, direct or indirect, in any securities of the Company. Set forth in this Annex A are transactions in the Company’s securities effected by the participants hereto within the past two years. Nathan Milikowsky is the direct record owner of 3,288 shares of Common Stock and beneficially owns 6,502,7211 shares of Common Stock. Of the 6,502,721 shares of Common Stock, NM GTI, which is controlled by Nathan Milikowsky, beneficially owns 6,239,204 shares of Common Stock and RNM Foundation, of which Nathan Milikowsky is the Trustee, beneficially owns 87,360 shares of Common Stock. Nathan Milikowsky beneficially owns the shares of Common Stock owned by each of NM GTI and RNM Foundation. Daniel Milikowsky beneficially owns 8,757,741 shares of Common Stock. Of the 8,757,741 shares of Common Stock, DM Family Holdings LLC, which is controlled by Daniel Milikowsky, beneficially owns 4,941,023 shares of Common Stock and DSM Foundation, of which Daniel Milikowsky is the Trustee, beneficially owns 1,257,360 shares of Common Stock. Daniel Milikowsky beneficially owns the shares of Common Stock owned by DM Family Holdings LLC and DSM Foundation. Each of Nathan Milikowsky and Daniel Milikowsky, by virtue of being considered a “group” under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), are deemed to beneficially own the shares owned by the other member of such “group.” Collectively, Save GrafTech beneficially owns 15,260,462, or approximately 11.2% of the issued and outstanding shares of Common Stock as of January 31, 2014. The shares of Common Stock owned by the members of Save GrafTech were (i) in the case of certain shares of Common Stock beneficially owned by Nathan Milikowsky, NM GTI and RNM Foundation and all of the shares of Common Stock beneficially owned by Daniel Milikowsky, DM Family Holdings LLC and DSM Foundation, acquired on November 30, 2010 in exchange for equity interests held by Nathan Milikowsky and Daniel Milikowsky in Seadrift and in C/G and (ii) in the case of certain shares of Common Stock beneficially owned by Nathan Milikowsky, NM GTI and RNM Foundation, awarded to Nathan Milikowsky for service as a director of the Company. In addition, Save GrafTech also holds promissory notes from the Company with an aggregate principal amount of approximately $127 million. The entire aggregate principal amounts of such promissory notes are currently outstanding. The issuance of such notes was described in the Company’s Form 8-K filed with the Securities and Exchange Commission on November 30, 2010; any description of such notes in this Proxy Statement is qualified in its entirety by reference to the such 8-K and the exhibits thereto, which are incorporated by reference herein.

Karen Finerman beneficially owns 22,500 shares of Common Stock. Ms. Finerman is also the Chief Executive Officer of Metropolitan Capital Advisors, LP, a New York-based hedge fund that is affiliated with MCA LP, MCA Ltd., and MCA Select Fund, which beneficially own 90,800, 43,677 and 114,100 shares of Common Stock, respectively. Such shares were acquired through ordinary, open market transactions.

David R. Jardini is the Trustee of the David R. Jardini 2010 Qualified Annuity Trust Agreement, which beneficially owns 62,500 shares of Common Stock. Mr. Jardini’s wife, children and heirs are the beneficiaries of the David R. Jardini 2010 Qualified Annuity Trust Agreement. Such shares were acquired through ordinary, open

[1]	The shares of Common Stock beneficially owned includes 5,000 stock options which allow Nathan Milikowsky to acquire 5,000 shares of Common Stock of the Company at a price of $19.89. All of such stock options have vested and may be exercised by Nathan Milikowsky.
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market transactions. David R. Jardini also holds promissory notes from the Company with an aggregate principal amount of approximately $4.2 million. The David R. Jardini 2010 Qualified Annuity Trust Agreement, of which David R. Jardini is the Trustee, holds promissory notes from the Company with an aggregate principal amount of approximately $2.3 million. The entire aggregate principal amounts of such promissory notes are currently outstanding. The issuance of such notes was described in the Company’s Form 8-K filed with the Securities and Exchange Commission on November 30, 2010; any description of such notes in this Proxy Statement is qualified in its entirety by reference to such 8-K and the exhibits thereto, which are incorporated by reference herein.

Frank A. Riddick III beneficially owns 19,320 shares of Common Stock. Mr. Riddick acquired such shares in connection with his service as a director of the Company.

Except as described herein or in the Proxy Statement, after reasonable inquiry, none of the members of Save GrafTech or any of the Nominees is, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profit, or the giving or withholding of proxies.

Except as described herein or in the Proxy Statement, after reasonable inquiry, none of the members of Save GrafTech or any of the Nominees is the record or beneficial owner of any securities of the Company, or any parent or subsidiary of the Company.

None of the Nominees has been involved in any legal proceedings during the past ten years that would be required to be disclosed under Item 401(f) of Regulation S-K.

PERSONS MAKING THE SOLICITATION AND OTHER PARTICIPANTS:

The name, principal business address and the principal occupation or employment of the members of Save GrafTech and the Nominees are set forth below.

NATHAN MILIKOWSKY

Nathan Milikowsky is a United States citizen and his principal business address is c/o Jordanmill Ventures LLC, 822 Boylston Street, Suite 106, Chestnut Hill, MA 02467. Mr. Milikowsky currently serves as the Chairman of PS Investments LLC, an entity whose primary business is managing investments; the chairman of Premia Spine, Ltd., a company primarily engaged in the production of a medical device designed to treat spinal stenosis; the Managing Member of Jordanmill Ventures, LLC, a personal business venture; and a Trustee of the Rebecca and Nathan Milikowsky Foundation, a charitable organization.

DANIEL MILIKOWSKY

Daniel Milikowsky is a United States citizen and his principal business address is 2321 Whitney Ave., Suite 105, Hamden, CT 06518. Daniel Milikowsky’s principal business is steel trading through Jordan International Co.

NM GTI INVESTMENTS LLC

NM GTI Investments LLC is a Delaware limited liability company and the address of its principal place of business is 822 Boylston Street, Suite 106, Chestnut Hill, MA 024676. The principal business of NM GTI Investments LLC is management of Nathan Milikowsky’s investments in the Issuer.

DANIEL MILIKOWSKY FAMILY HOLDINGS, LLC

Daniel Milikowsky Family Holdings, LLC is a Connecticut limited liability company and the address of its principal place of business is 2321 Whitney Ave, Suite 105, Hamden, CT 06518. The principal business of Daniel Milikowsky Family Holdings is management of Daniel Milikowsky’s investments in the Issuer.

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THE DANIEL AND SHARON MILIKOWSKY FAMILY FOUNDATION INC.

The Daniel and Sharon Milikowsky Family Foundation, Inc. is a Connecticut corporation. The principal business address of the Daniel and Sharon Milikowsky Family Foundation, Inc. is 2321 Whitney Ave, Suite 105, Hamden, CT 06518. The principal business of the Daniel and Sharon Milikowsky Family Foundation, Inc. is charitable work.

THE REBECCA AND NATHAN MILIKOWSKY FAMILY FOUNDATION

The Rebecca and Nathan Milikowsky Family Foundation is a Massachusetts charitable trust. The principal business address of the Rebecca and Nathan Milikowsky Family Foundation is 822 Boylston Street, Suite 106, Chestnut Hill, MA 02467. The principal business of the Rebecca and Nathan Milikowsky Family Foundation is charitable work.

KAREN FINERMAN

Karen Finerman is a United States citizen and her principal business address is 654 Madison Avenue, Suite 801, New York, NY 10065. Ms. Finerman currently serves as the Chief Executive Officer of Metropolitan Capital Advisors, a New York-based hedge fund, and she has also appeared regularly as a panelist on CNBC’s “Fast Money,” a television program that discusses investment strategies.

DAVID R. JARDINI

David R. Jardini is a United States citizen and his principal business address is P.O. Box 500, 201 Ryan Lane, Meadow Lands, PA 15347. Mr. Jardini currently serves as the Chairman of Black Diamond Investments LP, a diversified family investment partnership that is focused on the manufacturing and real estate industries; the Chairman of West Salisbury Foundry and Machine Co., Inc., a foundry; President of American Gas Lamp Works LLC, a manufacturing business; and Managing Member of JCG Development, a real estate development business.

FRANK A. RIDDICK III

Frank A. Riddick III is a United States citizen and his principal business address is 6750 West Loop South, Suite 520, Bellaire, TX 77101. Mr. Riddick currently serves as the Chief Executive Officer of Shale-Inland Holdings, LLC, a leading supplier of pipe, valves and related products; and a Member of the Management Advisory Board of TowerBrook Capital Partners, L.P., a private equity firm.

CARROLL R. WETZEL, JR

Carroll R. Wetzel, Jr. is a United States citizen and his principal business address is 1248 Greacen Point Rd., Mamaroneck, NY 10543. Mr. Wetzel currently serves as a director of PHH Corporation, a provider of outsourcing solutions for the mortgage and fleet leasing industries, and Exide Technologies, Inc., a leading producer and distributor of lead-acid batteries.

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TRANSACTIONS IN THE SECURITIES OF THE COMPANY:

Other than as set forth in this Annex A or elsewhere in this Proxy Statement, none of the members of Save GrafTech or any Nominee is the record or beneficial owner of any securities of the Company, or any parent or subsidiary of the Company.

Other than as set forth in this Annex A or elsewhere in this Proxy Statement, none of the members of Save GrafTech or any Nominee has effected any transactions in any securities of the Company in the last two years.

As of January 31, 2014 as disclosed by the Company, there were 135,599,952 shares of Common Stock of the Company issued and outstanding and expected to be entitled to vote on all matters presented at the 2014 Annual Meeting. As of February 19, 2014, Nathan Milikowsky is the direct record owner of 3,288 shares of Common Stock and beneficially owns 6,502,7212 shares of Common Stock. Of the 6,502,721 shares of Common Stock, NM GTI, which is controlled by Nathan Milikowsky, beneficially owns 6,239,204 shares of Common Stock and RNM Foundation, of which Nathan Milikowsky is the Trustee, beneficially owns 87,360 shares of Common Stock. Nathan Milikowsky beneficially owns the shares of Common Stock owned by each of NM GTI and RNM Foundation. Daniel Milikowsky beneficially owns 8,757,741 shares of Common Stock. Of the 8,757,741 shares of Common Stock, DM Family Holdings LLC, which is controlled by Daniel Milikowsky, beneficially owns 4,941,023 shares of Common Stock and DSM Foundation, of which Daniel Milikowsky is the President, beneficially owns 1,257,360 shares of Common Stock. Daniel Milikowsky beneficially owns the shares owned by DM Family Holdings LLC and DSM Foundation. Each of Nathan Milikowsky and Daniel Milikowsky, by virtue of being considered a “group” under the Exchange Act, are deemed to beneficially own the shares owned by the other member of such “group.” Collectively, Save GrafTech beneficially owns 15,260,462, or approximately 11.2% of the issued and outstanding shares of Common Stock as of January 31, 2014.

Karen Finerman beneficially owns 22,500 shares of Common Stock. Ms. Finerman is also the Chief Executive Officer of Metropolitan Capital Advisors, LP, a New York-based hedge fund that is affiliated with MCA LP, MCA Ltd., and MCA Select Fund, which beneficially own 90,800, 43,677 and 114,100 shares of Common Stock, respectively.

Frank A. Riddick III beneficially owns 19,320 shares of Common Stock.

David R. Jardini is the Trustee of the David R. Jardini 2010 Qualified Annuity Trust Agreement, which beneficially owns 62,500 shares of Common Stock. Mr. Jardini’s wife, children and heirs are the beneficiaries of the David R. Jardini 2010 Qualified Annuity Trust Agreement.

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[2]	The shares of Common Stock beneficially owned includes 5,000 stock options which allow Nathan Milikowsky to acquire 5,000 shares of Common Stock of the Company at a price of $19.89. All of such stock options have vested and may be exercised by Nathan Milikowsky
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Transactions by Nominees

DAVID R. JARDINI
Number of Shares
Date of Transaction	Purchased/(Sold)
3/21/2013	62,500[3]

KAREN FINERMAN
Number of Shares
Date of Transaction	Purchased/(Sold)
1/17/2014	22,500

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[3]	These 62,500 shares are beneficially owned by the David R. Jardini 2010 Qualified Annuity Trust Agreement, of which David R. Jardini is the trustee. Mr. Jardini’s wife, children and heirs are the beneficiaries of the David R. Jardini 2010 Qualified Annuity Trust Agreement.
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Annex B

FORM OF PROSPECTIVE NOMINEE AGREEMENT

NATHAN MILIKOWSKY
822 Boylston Street, Suite 106
Chestnut Hill, MA 02467

[   ], 2014

Dear Prospective Nominee:

This letter agreement confirms our understanding regarding your willingness to serve as a nominee for election as a director of GrafTech International Ltd., a Delaware corporation (the “Company”).

You are being considered to become a member of a slate of nominees (the “Slate”) of Nathan Milikowsky, a stockholder of the Company (the “Nominating Party”, together with NM GTI Investments LLC, the “Indemnitors”) and/or the Nominating stockholder’s affiliates and to stand for election as a director of the Company in connection with the solicitation of proxies from the Company’s stockholders that may be conducted by the Nominating Party or any of his affiliates (the “Proxy Solicitation”) in respect of the next annual meeting of stockholders of the Company (including any adjournment or postponement thereof, or any special meeting of stockholders of the Company in lieu thereof that includes the election of directors, the “Annual Meeting”). You agree that, should we so elect, you will serve as a member of the Slate and, if elected, as a director of the Company.

Should the Nominating Party select you to become a member of the Slate and in consideration of your agreement to become a member of the Slate the Nominating Party will pay you the sum of $25,000. In addition, the Nominating Party agrees to reimburse you, as promptly as reasonably practicable upon your written request, for your reasonable and documented out-of-pocket travel and related expenses incurred by you in connection with your service as a member of the Slate. You agree that, if elected to serve as a director of the Company, you will not be entitled to and will not seek compensation or indemnification for acting in such capacity from the Indemnitors pursuant to this letter agreement.

You understand that it may be difficult to replace a nominee who has agreed to serve as a member of the Slate and, if elected, as a director of the Company if such nominee later changes his or her mind and determines not to serve on the Slate or, if elected, as a director of the Company. Accordingly, following your selection by the Nominating Party as a member of the Slate, the Nominating Party will be relying upon your agreement to serve on the Slate and, if elected, as a director of the Company.

You have been, or will be, supplied with (i) a questionnaire required to complete the disclosures contemplated by Article I, Section 8(b) of the Amended and Restated By-Laws of the Company (as amended as of September 30, 2012, the “Company By-Laws”), (ii) a letter agreement providing for the written representations and consents contemplated by Article I, Section 8(b) of the Company By-Laws and (iii) a questionnaire substantially in the form required to be completed pursuant to Section 8(b)(vi)(F) of the By-Laws (the documents referred to in clauses (i)- (iii) above, as may be amended or supplemented from time to time, together with such other documents as may reasonably be requested by the Nominating Party from time to time, collectively, the “Nomination Documents”). You agree that (i) you will promptly complete and, if applicable, sign each Nomination Document and return it to the Nominating Party’s legal advisers, (ii) your responses in each Nomination Document will be true, complete and correct in all material respects and (iii) you will promptly (and in any event, within two (2) business days of any such information becoming untrue, incomplete or incorrect in any material respect) notify the Nominating Party if any such information becomes untrue, incomplete or incorrect in any material respect prior to the conclusion of the Proxy Solicitation or such earlier time as you are no longer a member of the Slate. We may forward any Nomination Document(s) (or summaries thereof) to the Company, and at any time, in our discretion, disclose in connection with the Proxy Solicitation or any transaction involving the Company proposed by the Nominating Party such information, as well as the existence and contents of this letter agreement.

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The Indemnitors agree that the Indemnitors will, jointly and severally, defend, indemnify and hold you harmless from and against any and all losses, claims, damages, penalties, judgments, awards, liabilities, costs, expenses and disbursements (including, without limitation, the reasonable and documented fees and disbursements of attorneys) (“Losses”) incurred by you in the event that (i) you become a party, or are threatened to be made a party, to any civil, criminal, administrative or arbitration action, suit or proceeding, and any appeal thereof (a “Proceeding”), in each case with respect to Losses based on, arising out of or resulting from (a) being a party to this letter agreement, (b) your role as a member of the Slate, (c) being a “participant in a solicitation” (as defined in the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended) in connection with the Proxy Solicitation, (d) an allegation that you are or may be a member of a “group” (as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended) with the Nominating Party or any of its affiliates in respect of acquiring, disposing or holding securities of the Company as a result of the arrangements contemplated by this letter agreement, (e) any misstatements or omissions in any filings or other public statements by the Nominating Party in connection with the Proxy Solicitation or any transaction involving the Company proposed by the Nominating Party, other than as a result of information provided by you in writing for inclusion in such filing or public statement, or (f) otherwise being involved in the Proxy Solicitation or (ii) you are called to testify or give a deposition in any Proceeding (whether or not you are a party or are threatened to be made a party to such Proceeding) as a result of the arrangements contemplated by this letter agreement or otherwise relating to the Proxy Solicitation or any transaction involving the Company proposed by the Nominating Party in connection with the Proxy Solicitation. Your right to indemnification shall include the right to be advanced by the Indemnitors any fees and expenses incurred in connection with any event or occurrence relating to or directly arising from the Proxy Solicitation or related matters as soon as practicable after such expenses are incurred by Indemnitee any in any event within 30 days after receipt by the Indemnitors of a statement or statements from you documenting such expenses in reasonable detail and requesting such advances from time to time; provided, however, that all amounts advanced in respect of such fees and expenses shall be promptly repaid if it shall ultimately be determined in a final judgment that you are not entitled to be indemnified for such expenses. Anything to the contrary herein notwithstanding, your right of indemnification and advancement of expenses hereunder shall continue (1) in the event that you do not become a member of the Slate or the Nominating Party determines to withdraw the Slate or remove you from the Slate and (2) after the Annual Meeting has taken place or after the conclusion of the Proxy Solicitation for any other reason, but in any event only for actions, omissions or events that occur after the date hereof and prior to the Annual Meeting or the conclusion of the Proxy Solicitation or such earlier time as you cease to be a candidate for a member of the Slate or a member of the Slate. Anything to the contrary herein notwithstanding, the Indemnitors will not indemnify you or advance payment of expenses to you for any actions taken or omissions by you as a director of the Company, if elected. Nothing herein shall be construed to provide you with indemnification or a right to receive advance payment of expenses with respect to Losses arising out of or resulting from (x) any action or omission by you that is found by a court of competent jurisdiction to constitute a violation of any law by you, acting other than at the direction of the Nominating Party, (y) any action or omission by you that is found by a court of competent jurisdiction to constitute gross negligence, willful misconduct or fraud, acting other than at the direction of the Nominating Party, or (z) false or misleading information provided by you or omissions of any material information by you in any Nomination Document or otherwise in connection with the Proxy Solicitation.

In the event any such Proceeding is brought, the Nominating Party shall have the right to assume the defense thereof and shall not be liable to you for any legal expenses of other counsel or any other expenses subsequently incurred by you in connection with the defense thereof, except that if your legal counsel advises you that there are actual conflicts of interest between you and the Nominating Party, or that you may have defenses not available to the Nominating Party, you may retain separate legal counsel reasonably satisfactory to the Nominating Party, and the Nominating Party shall pay all reasonable and documented fees and disbursements of such legal counsel promptly as statements therefor are received; provided, however, that the Nominating Party shall be obligated to pay for only one legal counsel for all members of the Slate in any jurisdiction. You shall have the right to employ a separate counsel, at your own cost, when the Nominating Party is controlling the defense.

You shall promptly notify the Nominating Party in writing in the event any third-party Proceeding is actually initiated against you or known by you to be threatened in connection with the matters contemplated by this agreement. The Indemnitors shall not be responsible for any settlement of any Proceeding against you covered by this letter agreement without the prior written consent of the Nominating Party (such consent not to be unreasonably withheld, conditioned or delayed). However, the Nominating Party may not enter into any settlement of any such

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Proceeding without your consent (not to be unreasonably withheld, conditioned or delayed) unless such settlement includes a release of you from any and all liability in respect of such Proceeding.

Each of us recognizes that should you be elected as a director of the Company, all of your activities and decisions as a director will be governed by applicable law and subject to your fiduciary duties, as applicable, to the Company and to its stockholders and, as a result, that there is, and can be, no agreement between you and the Nominating Party that governs the decisions which you will make as a director of the Company. In addition, you hereby acknowledge that you have not and, so long as you are a member of the Slate, you agree not to, become a party to any agreement, arrangement or understanding with, or giving your commitment or assurance to, the Nominating Party or any other person or entity (i) as to how you, if elected as a director of the Company, will or will not propose, act or vote on any issue or question or (ii) that could limit or interfere with your ability to comply, if elected as a director of the Company, with your fiduciary duties under applicable law.

In connection with your nomination, you may come into possession, whether before or after the date hereof and regardless of the manner in which it is furnished, of certain non-public, confidential or proprietary information, whether oral or written, regarding the Nominating Party and/or the Company and their respective affiliates (including all observations, analyses, compilations, studies, notes, interpretations or other documents and writings prepared by you and/or your representatives which contain, reflect or are otherwise based upon, in whole or in part, such information, collectively, “Confidential Information”; provided, however, that the term “Confidential Information” does not include information which was or becomes generally available on a non-confidential basis and without any breach by you of your confidentiality obligations hereunder). Unless otherwise agreed to by the Nominating Party, you agree (i) not to disclose to any other person the fact that discussions are taking place or have taken place concerning the Proxy Solicitation, your possible or actual service as a member of the Slate and/or any potential tender or exchange offer by the Nominating Party for common stock of the Company, or any of the terms, conditions, strategies, plans, communications or other information with respect thereto (including the status thereof), the fact that Confidential Information has been made available to you, or the existence or the terms and conditions of this letter agreement, the Nomination Documents, or any other agreement that the Nominating Party enters into with you, (ii) to keep all Confidential Information confidential and not to disclose or reveal any Confidential Information to any person other than your representatives who are advising you with respect to your service as a member of the Slate, and to cause such representatives to observe the terms of this paragraph; provided, however , that you may disclose only that portion of the Confidential Information you determine in good faith and after receiving the advice of legal counsel is required to be disclosed by law or governmental regulation or by subpoena or other valid legal process, in which event you shall consult with the Nominating Party as early as possible, to the extent feasible under the circumstances, prior to any such disclosure, regarding the nature, timing, extent and form of such disclosure, and (iii) not to use the Confidential Information for any purpose other than in connection with your service as a member of the Slate.

No failure or delay by the Nominating Party in exercising any right, power or privilege under this letter agreement shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

It is understood and agreed that money damages may not be a sufficient remedy for any breach of this letter agreement by you or any of your representatives and that the Nominating Party would be entitled to seek equitable relief, including without limitation injunction and specific performance (solely with respect to your confidentiality obligations hereunder), as a remedy for any such breach. Such remedies shall not be deemed to be the exclusive remedies for a breach by you or any of your representatives of this letter agreement but shall be in addition to all other remedies available to the Nominating Party at law or in equity.

This letter agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to agreements made and to be performed entirely within the State of Delaware, without regard to the conflicts of law principles thereof. Each party hereby irrevocably and unconditionally consents to the exclusive jurisdiction of the federal and state courts in the State of Delaware for any Proceeding arising out of or related hereto, and further agrees that service of any process, summons, notice or document by U.S. mail to their respective addresses set forth in this letter agreement or the Nomination Documents, as applicable, shall be effective service of process for any Proceeding brought against it in any such court. Each party further hereby irrevocably and unconditionally waives any objection to the laying of venue of any Proceeding arising out of or relating to this letter

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agreement in the federal and state courts of the State of Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding brought in any such court has been brought in any inconvenient forum.

This letter agreement sets forth the entire understanding and agreement of the parties hereto with respect to the matters contained herein, and may be amended, modified or waived only by a separate writing executed by both parties expressly so amending, modifying or waiving this letter agreement.

This letter agreement may be signed by facsimile and in one or more counterparts, each of which shall be deemed an original but all of which shall be deemed to constitute a single instrument.

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IN WITNESS WHEREOF, the parties have entered into this letter agreement as of the day and year first set forth above.

NOMINATING PARTY

By:
Name: Nathan Milikowsky

NM GTI INVESTMENTS LLC

By:
Name:
Title:

Accepted and agreed:

By:
Name:

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Annex C

PROPOSED RESOLUTION AFFECTING AMENDMENTS TO THE BYLAWS OF THE COMPANY

Proposed Resolution to Repeal Certain Provisions of the Bylaws

RESOLVED, that any provision of the Bylaws of GrafTech International Ltd. (the “Company”) as of the date of effectiveness of this resolution that was not included in the Bylaws as amended effective September 30, 2012 (as publicly filed with the Securities and Exchange Commission on October 4, 2012), and is inconsistent with or disadvantageous to Nathan Milikowsky or to the election of the Nominees nominated by Nathan Milikowsky at the Company’s 2014 annual meeting of stockholders, be and hereby is repealed.

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BLUE PROXY CARD

GRAFTECH INTERNATIONAL LTD.

2014 ANNUAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF SAVE GRAFTECH

THE BOARD OF DIRECTORS OF GRAFTECH INTERNATIONAL LTD.
IS NOT SOLICITING THIS PROXY

PRELIMINARY P R O X Y

The undersigned appoint(s) Nathan Milikowsky, Jordan Kovler and Edward McCarthy, and each of them, proxies and agents with full power of substitution and with discretionary authority to vote all shares of Common Stock of GrafTech International Ltd. (the “Company”) which the undersigned would be entitled to vote if personally present at the 2014 annual meeting of stockholders scheduled to be held on May 15, 2014 beginning at 10:00 a.m. eastern daylight time at the Company’s corporate headquarters, located at 12900 Snow Road, Parma, Ohio, 44130 (including any adjournments, postponements or continuations thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Common Stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. Other than the two proposals set forth below, Save GrafTech is not aware of any other matters to be considered at the Annual Meeting. Should other matters be brought before the Annual Meeting, by having signed and returned the enclosed BLUE proxy card, you will have authorized the persons named as proxies in the enclosed BLUE proxy card to vote on all such matters in their discretion. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named proxies and agents or their substitutes with respect to any other matters as may properly come before the Annual Meeting.

IF NO DIRECTION IS INDICATED WITH RESPECT TO PROPOSAL NO. 1 ON THE REVERSE SIDE, THIS PROXY WILL BE VOTED “FOR” THE ELECTION OF ALL NOMINEES.

IF NO DIRECTION IS INDICATED WITH RESPECT TO PROPOSAL NO. 2 ON THE REVERSE SIDE, THIS PROXY WILL BE VOTED “FOR” THE PROPOSED EXECUTIVE COMPENSATION.

IF NO DIRECTION IS INDICATED WITH RESPECT TO PROPOSAL NO. 3 ON THE REVERSE SIDE, THIS PROXY WILL BE VOTED “FOR” THE EXECUTIVE INCENTIVE COMPENSATION PLAN.

IF NO DIRECTION IS INDICATED WITH RESPECT TO PROPOSAL NO. 4 ON THE REVERSE SIDE, THIS PROXY WILL BE VOTED “FOR” THE RATIFICATION OF PRICEWATERHOUSECOOPERS LLP.

IF NO DIRECTION IS INDICATED WITH RESPECT TO PROPOSAL NO. 5 ON THE REVERSE SIDE, THIS PROXY WILL BE VOTED “FOR” THE RESOLUTION PERTAINING TO THE COMPANY’S BYLAWS.

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with Nathan Milikowsky’s solicitation, on behalf of Save GrafTech, of proxies for the Annual Meeting.

IMPORTANT: PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

BLUE PROXY CARD

SAVE GRAFTECH RECOMMENDS A VOTE “FOR” THE ELECTION OF ALL NOMINEES IN PROPOSAL NO. 1, “FOR” PROPOSAL NO. 2, “FOR” PROPOSAL NO. 3, “FOR” PROPOSAL NO. 4 AND “FOR” PROPOSAL NO. 5.

[X] Please mark vote as in this example

Proposal No. 1: Election of Directors

Proposal to elect the Save GrafTech Nominees (Nathan Milikowsky, Karen Fierman, David R. Jardini, Frank A. Riddick III and Carroll R. Wetzel, Jr.) to the Company’s Board of Directors.

NOMINEES	FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW
	[ ]	[ ]	[ ]
(a) Nathan Milikowsky
(b) Karen Finerman
(c) David R. Jardini
(d) Frank A. Riddick III
(e) Carroll R. Wetzel, Jr.

NOTE: IF YOU DO NOT WISH FOR YOUR SHARES TO BE VOTED “FOR” A PARTICULAR NOMINEE, MARK THE “FOR ALL EXCEPT NOMINEE(S)” BOX AND WRITE THE NAME(S) OF THE NOMINEE(S) YOU DO NOT SUPPORT ON THE LINE BELOW. YOUR SHARES WILL BE VOTED FOR THE REMAINING NOMINEE(S).

Proposal No. 2: Proposal to Approve Executive Compensation

Proposal to approve the compensation of the Company’s named executive officers:

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

Proposal No. 3: Proposal to Approve Executive Incentive Compensation Plan

Proposal to approve the material terms of the performance goals under the Company’s Executive Incentive Compensation Plan:

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

Proposal No. 4: Proposal to Ratify PricewaterhouseCoopers LLP

Proposal to ratify the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the current fiscal year ending December 31, 2014:

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

CONTINUED ON NEXT PAGE

Proposal No. 5: Resolution pertaining to the Company’s Bylaws

Proposal to adopt the following resolution pertaining the the Company’s Bylaws:

RESOLVED, that any provision of the Bylaws of GrafTech International Ltd. (the “Company”) as of the date of effectiveness of this resolution that was not included in the Bylaws as amended effective September 30, 2012 (as publicly filed with the Securities and

Exchange Commission on October 4, 2012), and is inconsistent with or disadvantageous to Nathan Milikowsky or to the election of the Nominees proposed by Nathan Milikowsky at the Company’s 2014 annual meeting of stockhoders, be and hereby is repealed.

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

In his discretion, each Proxy is authorized to vote upon such other business that may properly come before the 2014 Annual Meeting.

THIS PROXY REVOKES ALL PREVIOUSLY GIVEN BY THE UNDERSIGNED

DATED:

(Signature)

(Signature, if held jointly)

(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.